ANNUAL REPORT



OCTOBER 31, 2000

HARBOR FUND

Harbor Fund
ANNUAL REPORT OVERVIEW

Harbor Fund completed its most recent fiscal year on October 31, 2000. The total annual return is shown below for each of the nine portfolios. All performance figures included in this report are total returns and assume the reinvestment of dividends and capital gains. The Long-Term Historic Returns represent unmanaged indices and are included as an indication of longer-term potential associated with taking different levels of market risk.

HARBOR FUNDS IN DESCENDING ORDER OF MARKET RISK	Total Return for Year Ended 10/31/2000
Harbor Growth Fund	45.92%
Harbor International Growth Fund	−1.58
Harbor Capital Appreciation Fund	12.26
Harbor International Fund II	8.81
Harbor International Fund	3.74
Harbor Value Fund	3.07
Harbor Bond Fund	6.95
Harbor Short Duration Fund	6.21
Harbor Money Market Fund	5.99

COMMONLY USED MARKET INDICES	
Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE); international equity	−2.90%
Standard & Poor's 500 (S&P 500); domestic equity	6.41
Lehman Brothers Aggregate (LB AGG); domestic bonds	7.30
One-Year Government Bonds (1-YR GVT)	5.70
90-Day U.S. Treasury Bills (T-Bills); domestic short-term	5.93

LONG-TERM HISTORIC RETURNS	30 Years 1970-1999 Annual Rates
EAFE	12.41%
S&P 500	13.72
Domestic Bonds (intermediate and long)[1]	8.88
1-YR GVT[2]	7.78
T-Bills[3]	6.69
Consumer Price Index	5.11

HARBOR FUND EXPENSE RATIOS[a]	1996	1997	1998	1999	2000	Morningstar Median[4]
Harbor Growth Fund	0.92%	1.12%	1.00%	0.90%	0.87%	1.20%
Harbor International Growth Fund	1.10	1.02	0.96	0.91	0.89	1.25
Harbor Capital Appreciation Fund	0.75	0.70	0.68	0.66	0.64	0.94
Harbor International Fund II	1.44[b]	0.98	1.15	0.92	0.92	1.08
Harbor International Fund	0.99	0.97	0.94	0.92	0.92	1.08
Harbor Value Fund	0.83	0.83	0.79	0.76	0.80	0.87
Harbor Bond Fund	0.70	0.67	0.65	0.60	0.60	0.64
Harbor Short Duration Fund	0.33	0.36	0.36	0.28	0.28	0.54
Harbor Money Market Fund	0.64	0.62	0.57	0.46	0.47	0.75

1   LB AGG not available for 30 year period; blended historic data used to approximate total Bond Market Return.
2   Historic data used to approximate total One-Year Government Securities Return. Source: Ibbotson Associates
3   A one bill portfolio of the treasury bill having the shortest maturity not less than one month. Source: Ibbotson Associates
4   Includes all no-load funds with at least five years of performance history for the year ending 9/30/2000 Morningstar Universe with the same investment style as the comparable Harbor Fund portfolio.
a   Harbor Fund expense ratios are for operating expenses only and are shown net of all expense offsets (see Financial Highlights pgs. 40-43).
b   Annualized figure.

Dear Shareholder:

Domestic and international equity markets turned in their weakest performance in several years in the fiscal year ended October 31, 2000, reflecting the impact of a variety of factors. These factors included interest rate increases by the Federal Reserve, sharply higher oil prices, a steep decline in the value of the euro and investor disenchantment with certain technology and other stocks.

In this market environment, the Standard & Poor's 500-stock index had a total return of 6.41% for the fiscal year ended October 31, 2000, its smallest increase since 1994. Among international equities, the total return of the Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE) Index, was a negative 2.90% for the fiscal year, its worst performance since 1992. Major indices of fixed income investments showed improved total returns on a year-over-year basis.

Under these very challenging market conditions, five of Harbor Fund's six equity funds outperformed their respective indices. Harbor Growth Fund led our domestic equity funds with a total return of 45.92%, more than seven times that of the S&P 500. The best performance among our international equity funds was achieved by Harbor International Fund II, which delivered a total return of 8.81%, almost 12 percentage points better than the EAFE index. The Harbor Value Fund, which did not outperform the S&P 500 index for the fiscal year, significantly outperformed the S&P 500 index during the last eight months of the fiscal year as concerns over high valuations in some growth sectors resulted in a rotation to more value-oriented investments.

The three Harbor fixed income funds all achieved good performances in the fiscal year. Total returns of the Harbor Short Duration Fund and Harbor Money Market Fund exceeded those of their respective indices, while the Harbor Bond Fund was only slightly below the Lehman Brothers Aggregate index.

While we are pleased with the overall performance of the Harbor Fund family for the 2000 fiscal year, we continue to emphasize long-term performance. Regardless of market conditions, certain basic principles apply for successful long-term investing.

We believe that the Harbor Fund is best suited for investors who follow the fundamental principles outlined below.

- **Maintain a long-term perspective.** Almost all of Harbor's equity and bond funds have outperformed their respective indices either for the latest five-year and 10-year periods or since inception. We believe that this pattern of superior results reflects the proven ability of our experienced portfolio managers, applying their investment strategies consistently through a variety of market conditions, to add value over time. (For information on individual fund performance, see pages 4-8.)

- **Diversify among a variety of investments.** To facilitate diversification, Harbor now offers 11 actively managed mutual funds, each providing investors with a different combination of risk and potential return characteristics. These include two new domestic equity funds, described below, which were introduced on November 1, 2000.

- **Add to your investments regularly.** Automatic investment is available through Harbor's Automatic Investment Plan, which enables investors to make regular additions to their investments on a monthly or quarterly basis.

- **Avoid costs that can reduce your returns.** Cost control is a fundamental element of the Harbor approach. Harbor does not charge investors sales commissions of any kind to invest in Harbor's no-load mutual funds, nor do the funds charge 12b-1 fees. (However, there are other fees and expenses that you may pay if you buy and hold shares of the fund.) In addition, the cost of managing the funds is carefully controlled, resulting in expense ratios that are typically below the averages of similar fund types. (For information on expense ratios on a fund-by-fund basis, see the table at the bottom of page 1.)

Adhering to each of these principles can yield significant advantages over the long term. Compounded over time, even small advantages can add up to remarkable differences in returns for long-term investors.

New Funds

Two new equity funds, Harbor Mid Cap Growth Fund and Harbor Small Cap Growth Fund, were launched on November 1, 2000. The new funds complement Harbor's existing family of mutual funds and demonstrate one of Harbor's fundamental strengths—the ability to provide investors with access to the services of outstanding portfolio managers.

Dear Shareholder—Continued

Investor Services

Harbor initiated several improvements during the past year as part of its ongoing commitment to minimize expenses and improve shareholder services.

Daily account information is now available to shareholders by using the AccessHarbor service on the Harbor Fund web site, www.harborfund.com. This service was announced earlier in 2000 and complements the existing Harbor Navigator service, which provides account information by toll-free telephone. Watch the Harbor Fund web site for additional services in the future, including the ability to purchase, exchange and redeem shares.

Harbor also has expanded its telephone transaction services, making it possible for shareholders to add to existing accounts, make exchanges among funds or redeem shares by calling Harbor Transfer at 1-800-422-1050. Shareholders may select this feature when completing the new account application. Those with existing accounts may obtain an authorization form at the Harbor web site or by calling Harbor Transfer.

Also available to all shareholders on the Harbor Fund web site this year are recorded audio interviews with Harbor Fund portfolio managers. In these quarterly interviews, managers comment on worldwide economic developments and market conditions, discuss changes in their portfolios and offer insights into their investment strategies.

Harbor has lowered the minimum investment to open a new account to $1,000. It is designed to accommodate the requests of individual investors, many of whom prefer to start with a modest initial investment and then build their accounts steadily over time by using an automatic investment plan.

Management Changes

As previously announced, Ronald C. Boller retired as chairman of the board of trustees and president of Harbor Fund in 2000. David G. Van Hooser has been elected chairman of the Harbor Fund board of trustees and James M. Williams has been elected president of Harbor Fund. Mr. Van Hooser is chairman of the board of Harbor Capital Advisors, Inc., the investment adviser to Harbor Fund, and is senior vice president and chief financial officer of Owens-Illinois, Inc., the parent company of Harbor Capital Advisors. Mr. Williams is president of Harbor Capital Advisors in addition to his duties as president of Harbor Fund.

Harbor Fund began offering shares to the public in 1987. Due in large part to Mr. Boller's vision and investment philosophies, Harbor Fund has become widely recognized as a family of mutual funds with emphasis on long-term performance and low expenses—ideal for long-term investing. Under his direction, Harbor Fund grew from a single domestic equity fund to a comprehensive family of funds with total assets of approximately $16.7 billion as of October 31, 2000 and more than 120,000 shareholders. The emphasis on long-term performance and low expenses continue to be core principles for Harbor Fund.

Net subscriptions resulting from shareholder investments increased by more than $1 million, despite difficult equity market conditions in the fiscal year ended October 31, 2000. We appreciate your investment in Harbor Fund and will continue to provide shareholders with products that we believe have the potential to be attractive long-term investment alternatives with low expense levels.

December 2000

David G. Van Hooser
Chairman

James M. Williams
President

3

Harbor Fund

The following performance figures are annualized for each Fund. The date of inception for Harbor Growth Fund was November 19, 1986; Harbor International Growth Fund was November 1, 1993; Harbor International Fund II was June 1, 1996; Harbor Short Duration Fund was January 1, 1992; and all other Funds started December 29, 1987.

HARBOR GROWTH FUND

Net Asset Value: 10/31/2000 $24.23
10/31/1999 $17.52

Total Return for Periods Ended 10/31/2000			
Fund/Index	1 Year	5 Years	10 Years
Harbor Growth Fund	45.92%	26.21%	21.97%
S&P 500	6.41%	21.83%	19.53%



The Harbor Growth Fund recorded another year of outstanding performance. Its total return of 45.92% for the year ended October 31, 2000, follows a return of 76.51% for the preceding fiscal year.

- Strong gains in the first five months of the 2000 fiscal year were partly offset by a decline in the broader market for technology stocks in the latter part of the year.
- Although technology stocks represent a significant portion of the Fund's portfolio, its selection criteria focus on investments in companies that are already profitable or have prospective near-term profitability. As a result, the Fund significantly outperformed the index during the downturn with little exposure to dot-com stocks.
- The Fund was closed to new investors in March 2000 during a period of unusually high valuations in technology and other growth stock sectors. It was reopened to new investors in August after valuations had sharply corrected.
- Since the current portfolio manager assumed responsibility for the Harbor Growth Fund in May 1997, the Fund has achieved average annual returns of 36.4% compared with 19.8% for the S&P 500 index.

HARBOR INTERNATIONAL GROWTH FUND

Net Asset Value: 10/31/2000 $17.56
10/31/1999 $19.13

Total Return for Periods Ended 10/31/2000			
Fund/Index	1 Year	5 Years	Since Inception
Harbor International Growth Fund	−1.58%	11.41%	11.15%
EAFE	−2.90%	8.65%	7.52%



Although its total return was down slightly for the fiscal year, the Harbor International Growth Fund nonetheless outperformed the EAFE index for the 2000 fiscal year. The Fund has outperformed the EAFE index in five of the seven fiscal years since its inception.

- The Fund's holdings in telecommunications companies exerted a downward influence on its performance for the year ended October 31, 2000. Prices of a number of telecommunications stocks fell earlier in the year in response to unexpectedly high prices established in auctions for wireless bandwidth licenses, held in the United Kingdom and Germany.
- As with the other Harbor international equity funds, the performance of the Harbor International Growth Fund benefited from the underweighting of its holdings in Japan (only about 3% of the Fund's portfolio) compared with about 25% for the index.
- Conversely, the Fund's relative overweighting in Europe increased its exposure to the sharp decline in the euro compared with the U.S. dollar during the fiscal year.

4

Harbor Fund—Continued

Performance data quoted represents past performance and is not predictive of future performance. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. For information on the risks associated with these funds, please refer to the Harbor Fund prospectus.

HARBOR CAPITAL APPRECIATION FUND

Net Asset Value:

10/31/2000	$48.16
10/31/1999	$46.92

Total Return for Periods Ended 10/31/2000			
Fund/Index	1 Year	5 Years	10 Years
Harbor Capital Appreciation Fund	12.26%	24.29%	24.88%
S&P 500	6.41%	21.83%	19.53%

The Harbor Capital Appreciation Fund's focus on careful selection of large and mid cap growth stocks resulted in its outperforming the S&P 500 index for the eighth time in the last 10 years. For the trailing 5-year and 10-year periods, the Fund maintained solid margins over the S&P 500 index.
- Favorable selections among technology stocks combined with overweighting the technology sector, resulted in the largest gains relative to the S&P 500 index.
- The Fund's holdings in the drug and financial sectors, representing about 25% of its portfolio, were major contributors to its positive returns for the latest fiscal year.
- Gains were offset in part by fiscal year end declines in the telecommunications and media sectors.



HARBOR INTERNATIONAL FUND II

Net Asset Value:

10/31/2000	$14.28
10/31/1999	$13.83

Total Return for Periods Ended 10/31/2000			
Fund/Index	1 Year	5 Years	Since Inception
Harbor International Fund II	8.81%	N/A	11.54%
EAFE	−2.90%	8.65%	7.25%

Despite adverse foreign exchange effects, the Harbor International Fund II delivered a solid return of 8.81% for the 2000 fiscal year end. The Fund outperformed the EAFE index by almost 12 percentage points for the period and has outperformed the index by an average of 4 percentage points since its inception.
- The Fund's performance benefited from the underweighting of its holdings in Japan compared with the index. Holdings in Japan accounted for about 5% of the Fund's portfolio during the period compared to about 25% of the EAFE index.
- The Fund's value-oriented investment style contributed to its performance during the period as equity markets experienced a shift in interest from growth to value stocks.
- The declining value of the euro compared with the U.S. dollar adversely affected fiscal year end total return of the Fund. The value of the euro declined to $0.85 as of October 31, 2000 compared with $1.05 at the end of the previous fiscal year.



5

HARBOR INTERNATIONAL FUND

Net Asset Value: 10/31/2000 **$38.85** 10/31/1999 **$40.66**

Total Return for Periods Ended 10/31/2000			
Fund/Index	1 Year	5 Years	10 Years
Harbor International Fund	3.74%	13.16%	13.80%
EAFE	−2.90%	8.65%	7.80%

The Harbor International Fund outperformed the EAFE index by more than six percentage points in the fiscal year ended October 31, 2000. The Fund has outperformed the EAFE index in 10 of the 12 years since its inception.
- The Fund's performance benefited from the underweighting of its holdings in Japan, which accounted for about 7% of its portfolio during the period compared to about 25% of the EAFE index.
- The Fund also benefited from its focus on value oriented international stocks as investor interest shifted from growth to value equity securities during the period.
- The Fund was reopened to new investors in May 2000 after having been closed since 1993.
- Fiscal year total return comparisons of both the Fund and the EAFE index were adversely affected by the declining value of the euro compared with the U.S. dollar. During the fiscal year, the value of the euro declined from $1.05 to $0.85.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR INTERNATIONAL AND EAFE

Periods ended October 31

HARBOR VALUE FUND

Net Asset Value: 10/31/2000 **$13.88** 10/31/1999 **$15.40**

Total Return for Periods Ended 10/31/2000			
Fund/Index	1 Year	5 Years	10 Years
Harbor Value Fund	3.07%	15.25%	14.94%
S&P 500	6.41%	21.83%	19.53%

The Harbor Value Fund underperformed the S&P 500 index for the year ended October 31, 2000, reflecting investors' continued preference for growth stocks over value stocks in domestic equities.
- During the first four months of the 2000 fiscal year, growth stocks continued their strong outperformance over value stocks as they have for the last several years.
- During the last eight months of the 2000 fiscal year, however, the Fund outperformed the S&P 500 index as concerns over high valuations in some growth sectors resulted in value stocks outperforming growth stocks.
  - The Fund outperformed the index in the financial sector due primarily to overweightings and individual stock selection among life insurance and property and casualty insurance companies.
  - Selected investments in domestic and international oil companies also resulted in solid returns and superior performance in the energy sector, relative to the index.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR VALUE AND S&P 500

Periods ended October 31

HARBOR BOND FUND

Net Asset Value: 10/31/2000 $11.00
10/31/1999 $10.85

Total Return for Periods Ended 10/31/2000			
Fund/Index	1 Year	5 Years	10 Years
Harbor Bond Fund	6.95%	6.88%	9.03%
LB AGG	7.30%	6.33%	7.98%



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR BOND AND LB AGG

The Harbor Bond Fund posted a total return of 6.95% for fiscal year 2000, slightly below that of the Lehman Brothers Aggregate Index. From a longer-term perspective, the Fund continued to outperform the index for the 5-year and 10-year periods ended October 31, 2000.

- Interest rates rose in the first half of the fiscal year as the Federal Reserve continued to tighten monetary policy in an effort to moderate the pace of economic growth. Rates declined marginally in the second half in response to expectations of slowing growth.
- In this changing environment, the Fund maintained a defensive position, with relatively short maturities and an underweighting in the corporate and emerging market sectors. This added value as the federal government surplus and U.S. Treasury buyback program drove Treasury rates lower, while leveraged balance sheets and an increase in defaults resulted in wider spreads between U.S. government and corporate debt securities.
- The Fund's allocation to mortgage-backed securities, which has been overweighted relative to the index, was a positive as these securities benefited from their attractive yield premiums.

HARBOR SHORT DURATION FUND

Net Asset Value: 10/31/2000 $8.51
10/31/1999 $8.56

Total Return for Periods Ended 10/31/2000			
Fund/Index	1 Year	5 Years	Since Inception
Harbor Short Duration Fund	6.21%	5.88%	5.39%
1-YR GVT	5.70%	5.59%	5.23%



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR SHORT DURATION AND 1-YR GVT

Total return of the Harbor Short Duration Fund exceeded that of one-year government securities for fiscal year 2000.

- During the period, the Federal Reserve continued to tighten monetary policy in an effort to moderate economic growth to a pace more sustainable over time. Consequently, short-term interest rates rose by more than one percentage point before declining marginally during the second half of the year.
- The Fund outperformed the average of its peer group, the Morningstar universe of taxable high-quality, short duration fixed-income funds, by nearly 0.50%, principally by holding selected higher yielding, AAA-rated asset-backed securities and collateralized mortgage obligations.

Harbor Fund—Continued

HARBOR MONEY MARKET FUND

Net Asset Value:

10/31/2000	$1.00
10/31/1999	$1.00

Total Return for Periods Ended 10/31/2000			
Fund/Index	1 Year	5 Years	10 Years
Harbor Money Market Fund	5.99%	5.24%	4.79%
T-Bills	5.93%	5.27%	4.92%
Current Yield for Periods Ended 09/30/2000			
Harbor Money Market Fund*	7 Days: 6.13%	30 Days: 6.13%	



Returns of the Harbor Money Market Fund slightly outperformed those of the 90-day Treasury bill for the 2000 fiscal year.

- Yields generally rose during the period as the Federal Reserve continued to tighten monetary policy in an effort to slow economic growth to a more sustainable pace. These rate increases benefited the Fund's return as its yield increased in concert with the Federal funds rate.
- Compared to the average of its peer group, the Morningstar universe of taxable money market funds, the Fund returned an additional 0.65%, largely due to its lower expense ratio and holdings of higher-yielding bank obligations and commercial paper.

An investment in the Harbor Money Market Fund is not insured or guaranteed by the FDIC or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

---

* Reflects the Adviser's agreement not to impose all or a portion of its advisory fees. Without such waivers the current 7-day and 30-day yields would have been 6.01% and 6.01%, respectively. The current yield more closely reflects the current earnings of the Harbor Money Market Fund than the total return.

Report of Independent Auditors

To the Shareholders and Board of Trustees of
Harbor Fund

We have audited the accompanying statement of assets and liabilities, including the portfolios of investments, of the Harbor Fund (the Trust) (comprising, respectively, the Harbor Growth Fund, Harbor International Growth Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Value Fund, Harbor Bond Fund, Harbor Short Duration Fund, and Harbor Money Market Fund) as of October 31, 2000, and the related statements of operations, changes in net assets, and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended October 31, 1999 and the financial highlights for the four years in the period then ended were audited by other auditors, whose report dated December 14, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2000 by correspondence with the custodian and brokers, or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Harbor Fund at October 31, 2000, the results of their operations, the changes in their net assets, and the financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
December 8, 2000

9

Harbor Growth Fund
PORTFOLIO OF INVESTMENTS—October 31, 2000

Common Stock Holdings (% of net assets)
(Excludes net cash, convertible bond and short-term investments of 10.8%)

Automobile Equipment	0.3
Leisure & Luxury	0.5
Manufacturing Diversified	0.9
Retail-All Other	1.9
Health Care-Hospital Management	2.2
Electric Power	2.3
Semiconductors	3.7
Telecommunications-Equipment	3.8
Electronic Instruments	4.0
Drugs & Medicine	7.8
Services	7.8
Electronic Components	9.0
Computer Services	9.7
Telecommunications-Service	13.2
Computers & Business Equipment	22.1

COMMON STOCKS—89.2%

Shares		Value (000s)
AUTOMOBILE EQUIPMENT—0.3%		
70,000	Tower Automotive Inc.*	$ 770
COMPUTER SERVICES—9.7%		
200,000	Accrue Software Inc.*	925
100,000	AXENT Technologies Inc.*	1,919
110,000	Documentum Inc.*	9,350
158,800	Epicor Software Corp.*	313
700,000	FORTEL Inc.*	656
500,000	Legato Systems Inc.*	4,453
270,000	Project Software & Development Inc.*	3,510
110,000	SERENA Software Inc.*	5,596
		26,722

COMMON STOCKS—Continued

Shares		Value (000s)
COMPUTERS & BUSINESS EQUIPMENT—22.1%		
200,000	EMC Corp.*	$ 17,812
300,000	Network Appliance Inc.*	35,700
120,000	Proxim Inc.*	7,275
		60,787
DRUGS & MEDICINE—7.8%		
38,000	Dura Pharmaceuticals Inc.*	1,309
60,000	Elan Corp. plc ADR[1]*	3,116
250,000	Kensey Nash Corp.*	2,875
130,000	K-V Pharmaceutical Co.*	5,062
134,000	Molecular Devices Corp.*	9,162
		21,524
ELECTRIC POWER—2.3%		
110,800	The AES Corp.*	6,260
ELECTRONIC COMPONENTS—9.0%		
165,000	JDS Uniphase Corp.*	13,427
203,500	Planar Systems Inc.*	3,460
150,000	Sawtek Inc.*	7,631
110,000	The JPM Co.*	419
		24,937
ELECTRONIC INSTRUMENTS—4.0%		
280,000	Checkpoint Systems Inc.*	2,222
131,000	GenRad Inc.*	1,195
280,000	LoJack Corp.*	2,240
415,000	Pinnacle Systems Inc.*	5,239
		10,896
HEALTH CARE-HOSPITAL MANAGEMENT—2.2%		
130,000	Health Management Associates Inc.*	2,576
105,000	Orthodontic Centers of America Inc.*	3,504
		6,080
LEISURE & LUXURY—0.5%		
60,000	Carnival Corp.	1,489
MANUFACTURING DIVERSIFIED—0.9%		
200,000	Flow International Corp.*	2,500
RETAIL-ALL OTHER—1.9%		
67,500	Dollar Tree Stores Inc.*	2,641
100,000	The TJX Companies Inc.	2,725
		5,366
SEMICONDUCTORS—3.7%		
200,000	ATMI Inc.*	3,775
150,000	Dallas Semiconductor Corp.	5,944
150,000	Innoveda Inc.*	450
		10,169
SERVICES—7.8%		
350,000	Advantage Learning Systems Inc.*	10,391
450,000	ProsoftTraining.com*	3,150
200,000	QRS Corp.*	1,688
150,000	Wind River Systems Inc.*	6,159
		21,388

10

Harbor Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
TELECOMMUNICATIONS-EQUIPMENT—3.8%		
150,000	P-Com Inc.*	$ 844
600,000	Symmetricom Inc.*	7,650
237,500	Transcrypt International Inc.*	238
350,000	Verilink Corp.*	1,838
		10,570
TELECOMMUNICATIONS-SERVICE—13.2%		
290,000	Aspect Communications Corp.*	4,780
220,000	Comverse Technology Inc.*	24,585
180,000	Nextel Communications Inc.*	6,919
		36,284
TOTAL COMMON STOCKS (Cost $151,543)		245,742

CONVERTIBLE BOND—0.8%

(Cost $2,512)

Principal Amount (000s)		
$2,503	SystemOne Technologies Inc. 8.250%—02/23/2003 PIK[2]	2,178

SHORT-TERM INVESTMENTS—9.5%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	Ford Motor Credit Co.	
$5,801	6.450%—11/01/2000	$ 5,801
	GE Financial Assurance Holdings	
4,812	6.520%—11/03/2000	4,812
	General Motors Acceptance Corp.	
7,681	6.580%—11/06/2000	7,681
	Prudential Funding Corp.	
4,450	6.520%—11/02/2000	4,450
3,486	6.480%—11/07/2000	3,486
		7,936
TOTAL SHORT-TERM INVESTMENTS (Cost $26,230)		26,230
TOTAL INVESTMENTS—99.5% (Cost $180,285)		274,150
CASH AND OTHER ASSETS, LESS LIABILITIES—0.5%		1,449
TOTAL NET ASSETS—100.0%		$275,599

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

2 PIK — Payment-in-kind security.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Growth Fund

PORTFOLIO OF INVESTMENTS—October 31, 2000

Investment Holdings By Country (% of net assets)

(Excludes net cash and short-term investment of 1.5%)

Switzerland (SWS) 1.7
Australia (AUS) 2.6
Spain (SP) 2.6
Sweden (SW) 2.8
Japan (JP) 2.9
South Africa (S. AFR) 3.2
Germany (GER) 3.7
Singapore (SGP) 4.1
Mexico (MEX) 4.5
Hong Kong (HK) 5.9
Finland (FIN) 7.6
France (FR) 13.2
Netherlands (NET) 16.4
United Kingdom (UK) 27.3

COMMON STOCKS—98.5%

Shares		Value (000s)
AUTOMOBILE EQUIPMENT—0.0%		
	Valeo SA Warrants (FR)	
58,896	Expire 08/03/2001	$ 11
BANKS—6.7%		
2,425,499	Banco Bilbao Vizcaya (SP)	32,315
4,355,055	Development Bank of Singapore (SGP)	51,329
		83,644
CHEMICALS-FERTILIZERS—0.5%		
91,300	SGL Carbon AG (GER)	5,579
COMPUTER SERVICES—13.8%		
264,234	Cap Gemini Group (FR)	42,155
4,546,750	Dimension Data Holdings Ltd. (S. AFR)	39,847

COMMON STOCKS—Continued

Shares		Value (000s)
1,532,140	Logica plc (UK)	$ 44,617
	Logica plc—Rights (UK)	
179,442	Expire 11/16/2000	5,155
245,684	SAP AG (GER)	40,217
		171,991
CONSUMER GOODS—2.7%		
18,291,000	Li & Fung Ltd. (HK)	34,007
DRUGS & MEDICINE—7.7%		
526,634	Aventis SA (FR)	37,987
687,441	Sanofi Synthelabo (FR)	36,168
24,180	Serono SA (SWS)	21,751
		95,906
ELECTRIC POWER—5.1%		
1,608,637	Koninklijke Philips Electric (NET)	63,217
ELECTRICAL EQUIPMENT—1.3%		
8,176,400	Johnson Electric Holdings Ltd. (HK)	16,460
HOUSEHOLD PRODUCTS—1.6%		
7,708,200	Kimberly-Clark De Mexico SA (MEX)	19,709
LEISURE & LUXURY—1.2%		
2,640,450	Granada Compass plc (UK)	15,469
MEDIA—13.9%		
670,580	Grupo Televisa SA ADR (MEX)[1]	36,295
2,773,049	Pearson plc (UK)	74,396
1,318,714	Verenigde Nederlandse Uitgeversbedrijven NV (NET)	62,108
		172,799
MISCELLANEOUS TRANSPORT—2.6%		
1,251,890	Brambles Industries Ltd. (AUS)	32,458
SEMICONDUCTORS—6.3%		
1,188,450	ASM Lithography Holding NV (NET)	32,484
26,505	STMicroelectronics NV ADR (NET)[1]	1,377
894,094	STMicroelectronics NV (NET)	45,106
		78,967
TELECOMMUNICATIONS-EQUIPMENT—15.3%		
794,101	Alcatel (FR)	48,452
2,609,810	Ericsson (LM) Tel Co. Series B (SW)	34,737
3,154,938	Marconi plc (UK)	39,826
1,635,690	Nokia Oyj Series A (FIN)	67,306
		190,321
TELECOMMUNICATIONS-SERVICE—19.8%		
3,529,018	Cable & Wireless Communications plc (UK)	49,924
3,704,000	China Mobile (Hong Kong) Ltd. (HK)	22,797
1,125,404	Colt Telecom Group plc (UK)	35,924
1,442	NTT Docomo Inc. (JP)	35,549
1,250,120	Sonera Technologies Oyj (FIN)	27,540
18,148,824	Vodafone Group plc (UK)	75,510
		247,244
TOTAL COMMON STOCKS		
	(Cost $1,212,711)	1,227,782

Harbor International Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

SHORT-TERM INVESTMENT—2.9%
(Cost $36,026)

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	American Express Credit Corp.	
$ 36,026	6.580%—11/01/2000	$ 36,026
TOTAL INVESTMENTS—101.4%		
	(Cost $1,248,737)...................................	1,263,808
CASH AND OTHER ASSETS, LESS LIABILITIES—(1.4%)	....	(16,726)
TOTAL NET ASSETS—100.0%	....	$1,247,082

1   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

The accompanying notes are an integral part of the financial statements.

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—October 31, 2000

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investments of 1.6%)

Aerospace/Defense	0.6
Miscellaneous High Tech	0.7
Automobiles	1.0
Conglomerates	1.1
Electronic Components	1.2
Insurance-Other	1.7
Telephones	1.7
Electronic Instruments	1.9
Oil Well Equipment & Services	2.7
Electrical Equipment	3.4
Credit & Miscellaneous Financial	5.0
Telecommunications-Equipment	5.3
Semiconductors	5.9
Computer Services	6.4
Telecommunications-Service	7.7
Media	8.3
Retail-All Other	8.6
Financial Services	10.0
Computers & Business Equipment	10.4
Drugs & Medicine	14.8

COMMON STOCKS—98.4%

Shares		Value (000s)
AEROSPACE/DEFENSE—0.6%		
751,500	Boeing Co.	$ 50,961
AUTOMOBILES—1.0%		
2,878,200	General Motors Corp. Cl. H	93,254

COMMON STOCKS—Continued

Shares		Value (000s)
COMPUTER SERVICES—6.4%		
714,600	Level 3 Communications Inc.*	$ 34,077
2,805,000	Microsoft Corp.*	193,194
5,030,500	Qwest Communications International Inc.*	244,608
373,600	VeriSign Inc.	49,315
401,350	Veritas Software Corp.	56,597
		577,791
COMPUTERS & BUSINESS EQUIPMENT—10.4%		
6,096,100	Cisco Systems Inc.*	328,427
5,003,700	Compaq Computer Corp.	152,163
2,089,700	Dell Computer Corp.*	61,646
1,535,800	EMC Corp.*	136,782
1,073,600	International Business Machines Corp.	105,750
290,100	Network Appliance Inc.	34,522
1,174,200	Sun Microsystems Inc.*	130,189
		949,479
CONGLOMERATES—1.1%		
1,279,500	Corning Inc.	97,882
CREDIT & MISCELLANEOUS FINANCIAL—5.0%		
3,940,200	American Express Co.	236,412
2,721,740	Morgan, Stanley, Dean Witter & Co.	218,590
		455,002
DRUGS & MEDICINE—14.8%		
4,446,600	American Home Products Corp.	282,359
2,337,900	Amgen Inc.*	135,452
2,003,900	Eli Lilly & Co.	179,099
1,326,000	Genetech Inc.	109,395
6,819,550	Pfizer Inc.	294,519
3,191,278	Pharmacia Corp.	175,520
2,166,400	Schering Plough Corp.	111,976
2,713,100	Serono SA ADR[1]	61,384
		1,349,704
ELECTRICAL EQUIPMENT—3.4%		
5,679,400	General Electric Co.	311,302
ELECTRONIC COMPONENTS—1.2%		
1,365,700	JDS Uniphase Corp.*	111,134
ELECTRONIC INSTRUMENTS—1.9%		
3,710,000	Hewlett Packard Co.	172,283
FINANCIAL SERVICES—10.0%		
7,051,066	Citigroup Inc.	371,062
1,518,400	Goldman Sachs Group Inc.	151,555
1,264,200	J.P. Morgan & Co. Inc.	209,225
2,519,400	Merrill Lynch & Co. Inc.	176,358
		908,200
INSURANCE-OTHER—1.7%		
1,556,925	American International Group Inc.	152,579
MEDIA—8.3%		
299,600	Juniper Networks Inc.*	58,422
1,403,000	Omnicom Group	129,427
2,234,900	Time Warner Inc.	169,651
2,449,600	Univision Communications Inc. Cl. A	93,697
5,323,340	Viacom Inc. Cl. B	302,765
		753,962

14

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
MISCELLANEOUS HIGH TECH—0.7%		
1,212,700	Applied Materials Inc.*	$ 64,425
OIL WELL EQUIPMENT & SERVICES—2.7%		
1,876,900	Halliburton Co.	69,563
2,303,000	Schlumberger Ltd.	175,316
		244,879
RETAIL—ALL OTHER—8.6%		
1,881,800	Costco Wholesale Corp.	68,921
7,921,750	Home Depot Inc.	340,635
3,443,400	Kohl's Corp.*	186,589
3,031,500	Tiffany & Co.	129,407
1,281,500	Wal-Mart Stores Inc.	58,148
		783,700
SEMICONDUCTORS—5.9%		
696,400	Applied Micro Circuits Corp.	53,188
1,709,100	ASM Lithography Holding NV ADR[1]	47,534
200,800	Broadcom Corp. Cl. A	44,653
2,590,400	Intel Corp.	116,568
4,877,100	Motorola Inc.	121,623
3,176,500	Texas Instruments Inc.	155,847
		539,413
TELECOMMUNICATIONS-EQUIPMENT—5.3%		
2,502,200	Metromedia Fiber Network Inc. Cl. A	47,542
8,057,900	Nokia Oyj ADR[1]	344,475
2,023,300	Nortel Networks Corp.	92,060
		484,077
TELECOMMUNICATIONS-SERVICE—7.7%		
5,633,200	Global Crossing Ltd.	133,084
2,617,600	Nextel Communications Inc. Cl. A*	100,614
2,047,643	NTL Inc.*	89,968
6,899,372	Vodafone Group plc ADR[1]	293,655
2,370,700	XO Communications Inc. Cl. A	79,974
		697,295
TELEPHONES—1.7%		
8,665,800	AT&T Corp.—Liberty Media Cl. A*	155,985
TOTAL COMMON STOCKS		
	(Cost $7,614,437)	8,953,307

SHORT-TERM INVESTMENTS—4.3%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER—4.3%		
	American Express Co.	
$175,000	6.580%—11/01/2000	$ 175,000
	Ford Motor Credit Co.	
100,000	6.510%—11/01/2000	100,000
	IBM Credit Corp.	
52,171	6.500%—11/01/2000	52,171
	Texaco Inc.	
65,000	6.530%—11/01/2000	65,000
TOTAL SHORT-TERM INVESTMENTS		
	(Cost $392,171)	392,171
TOTAL INVESTMENTS—102.7%		
	(Cost $8,006,608)	9,345,478
CASH AND OTHER ASSETS, LESS LIABILITIES—(2.7%)		(245,161)
TOTAL NET ASSETS—100.0%		$9,100,317

---

1   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Fund II
PORTFOLIO OF INVESTMENTS—October 31, 2000

Investment Holdings By Country (% of net assets)
(Excludes net cash and short-term investment of 2.8%)

Portugal (PORT) 1.5
Israel (IL) 1.6
Australia (AUS) 1.7
Spain (SP) 2.1
Poland (POL) 2.3
Singapore (SGP) 2.5
Finland (FIN) 4.0
Japan (JP) 4.6
Brazil (BR) 4.7
Italy (IT) 5.6
Germany (GER) 6.1
Netherlands (NET) 6.8
Sweden (SW) 8.4
Hong Kong (HK) 8.7
Switzerland (SWS) 9.6
United Kingdom (UK) 10.2
France (FR) 16.8

COMMON STOCKS—96.0%

Shares		Value (000s)
AUTOMOBILES—1.5%		
10,300	PSA Peugeot Citroen (FR)	$ 1,897
BANKS—20.2%		
110,000	ABN AMRO Holding NV (NET)	2,548
850,000	Banca Naz Del Lavoro (IT)*	2,755
43,500	Bank Slaski (POL)	1,737
64,373	BNP Paribas (FR)	5,550
31,000	Deutsche Bank AG—Registered (GER)	2,538
50,000	Dresdner Bank AG—Registered (GER)	2,083
140,000	San Paolo IMI SpA (IT)	2,269
145,000	Standard Chartered plc (UK)	2,091

COMMON STOCKS—Continued

Shares		Value (000s)
15,000	UBS AG—Registered (SWS)	$ 2,078
265,000	United Overseas Bank Ltd. (Alien Market) (SGP)	1,962
		25,611
BUILDING MATERIALS-CONSTRUCTION—2.7%		
50,000	JM Ab Series B (SW)	1,141
30,507	Lafarge SA—Bearer (FR)*	2,252
		3,393
CHEMICALS-FERTILIZERS—1.1%		
32,500	Bayer AG (GER)	1,411
CONGLOMERATES—3.6%		
585,000	Keppel Corp. Ltd. (SGP)	1,166
550,000	Swire Pacific Ltd. Cl. A (HK)	3,392
		4,558
CONSUMER GOODS—4.2%		
91,044	Hunter Douglas NV (NET)	2,611
243,000	Salomon & Taylor (JP)	1,203
1,185	Swatch Group—Bearer (SWS)	1,569
		5,383
CONTAINERS—0.8%		
8,000	Cie De St Gobain (FR)	1,058
COSMETICS—0.0%		
5	Givaduan AG (SWS)*	1
DRUGS & MEDICINE—5.1%		
19,048	Aventis SA (FR)	1,374
1,700	Novartis AG—Registered (SWS)	2,579
5	Roche Holdings AG (SWS)	46
188,767	SmithKline Beecham plc (UK)	2,438
		6,437
FINANCIAL SERVICES—2.7%		
50,435	ING Groep NV (NET)	3,463
FOREST PRODUCTS—2.2%		
100,000	UPM-Kymmene Oyj (FIN)	2,830
HOTEL-MOTEL—1.6%		
48,500	Accor (FR)	1,963
INSURANCE—4.7%		
65,000	Assicurazioni Generali SpA (IT)	2,137
13,500	AXA UAP (FR)	1,787
4,077	Zurich Financial Services Group (SWS)	1,973
		5,897
MACHINERY—4.4%		
33,344	Heidelberger Druckmaschinen AG (GER)	1,761
39,000	Kone Oyj Series B (FIN)	2,284
3,550	Saurer AG—Registered (SWS)	1,550
		5,595
MEDIA—1.9%		
50,000	News Corp. Ltd. ADR (AUS)[1]	2,150
1,000,000	Phoenix Satellite Television (HK)*	233
		2,383
MISCELLANEOUS HIGH TECH—3.5%		
56,000	Sony Corp. (JP)	4,475

COMMON STOCKS—Continued

Shares		Value (000s)
NON-FERROUS METALS—2.1%		
700,000	Billiton plc (UK)	$ 2,674
PAPER—1.6%		
100,000	Svenska Cellulosa Ab Series B (SW)	2,052
PETROLEUM—6.5%		
255,445	BP Amoco plc (UK)	2,166
625,000	Lasmo plc (UK)	1,329
102,000	Petrol Brasileiro SA Pfd. (BR)	2,704
14,000	Total Fina Elf Cl. B (FR)	2,003
		8,202
REAL ESTATE—3.5%		
225,000	Cheung Kong Holdings Ltd. (HK)	2,488
455,000	Henderson Land Development Co. Ltd. (HK)	1,960
		4,448
STEEL—0.7%		
1,000,000	Corus Group plc (UK)	907
TELECOMMUNICATIONS-EQUIPMENT—9.0%		
32,500	Alcatel (FR)	1,983
560,000	Ericsson (LM) Tel Co. Series B (SW)	7,454
41,700	NICE Systems Ltd. ADR (IL)[1]*	1,950
		11,387
TELECOMMUNICATIONS-SERVICE—10.5%		
97,000	China Mobile (Hong Kong) Ltd. ADR (HK)[1]	2,971
5	NTT Docomo Inc. (JP)	123
170,000	Telecel-Comunicacoes Pessoais SA (PORT)	1,864
101,000	Telecomunicacoes De Sao Paulo ADR (BR)[1]	3,194
140,000	Telefonica SA (SP)*	2,670
250,000	Telekomunikacja Polska SA (POL)	1,232
30,000	Vodafone Group plc ADR (UK)[1]	1,277
		13,331
TOBACCO—1.9%		
850	Cie Financiere Richemont AG (SWS)	2,364
TOTAL COMMON STOCKS		
	(Cost $113,927)	121,720

UNITS—1.2%
(Cost $1,140)

Units		Value (000s)
1,639,531	Eurotunnel (FR)*	$ 1,489

SHORT-TERM INVESTMENT—0.4%
(Cost $545)

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER—0.4%		
	American Express Credit Corp.	
$ 545	6.580%—11/01/2000	545
TOTAL INVESTMENTS—97.6%		
	(Cost $115,612)	123,754
CASH AND OTHER ASSETS, LESS LIABILITIES—2.4%		3,072
TOTAL NET ASSETS—100.0%		$126,826

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Fund
PORTFOLIO OF INVESTMENTS—October 31, 2000

Investment Holdings By Country (% of net assets)
(Excludes net cash, convertible bond and short-term investments of 3.1%)

Country	%
South Africa (S. AFR)	0.4
Finland (FIN)	1.4
Hong Kong (HK)	1.6
Portugal (PORT)	1.8
Denmark (DEN)	2.1
Australia (AUS)	2.2
Singapore (SGP)	2.4
Germany (GER)	2.9
Brazil (BR)	4.0
Spain (SP)	4.0
Malaysia (MAL)	4.5
Italy (IT)	5.7
Japan (JP)	6.6
Netherlands (NET)	8.0
Sweden (SW)	9.8
Switzerland (SWS)	11.6
France (FR)	12.6
United Kingdom (UK)	15.3

COMMON STOCKS—96.2%

Shares		Value (000s)
ALUMINUM—1.2%		
1,488,000	Pechiney SA Series A (FR)	$ 55,560
AUTOMOBILES—1.2%		
316,000	PSA Peugeot Citroen (FR)	58,190
BANKS—20.6%		
4,592,430	ABN Amro Holdings NV (NET)	106,392
3,257,173	Banca Commercial Italiana (IT)	19,155
21,178,456	Banca Intesa SpA (IT)	87,883
503,062	Banco Commercial Portugues ADR (PORT)[1]	12,482

COMMON STOCKS—Continued

Shares		Value (000s)
15,346,915	Banco Commercial Portugues—Registered (PORT)	$ 76,708
730,000	Bankinter SA—Registered (SP)	26,018
670,000	BNP Paribas (FR)	57,766
176,600	Credit Suisse Group—Registered (SWS)	33,108
800,000	Deutsche Bank AG—Registered (GER)	65,498
850,000	Dresdner Bank AG—Registered (GER)	35,416
30,314,000	Malayan Banking Berhad (MAL)	121,256
8,925,000	Overseas Chinese Banking Corp. (SGP)	56,915
5,306,400	San Paolo IMI SpA (IT)	86,008
5,896,055	Standard Chartered plc (UK)	85,036
497,076	UBS AG—Registered (SWS)	68,854
7,962,842	United Overseas Bank Ltd. (Alien Market) (SGP)	58,940
		997,435
BUILDING MATERIALS-CONSTRUCTION—0.8%		
1,003,000	Skanska Ab Series B (SW)	39,749
CHEMICALS-FERTILIZERS—0.8%		
885,000	Bayer AG (GER)	38,414
CONGLOMERATES—1.8%		
42,297,000	Sime Darby Berhad (MAL)	52,983
5,250,000	Swire Pacific Ltd. Cl. A (HK)	32,379
		85,362
CONSUMER GOODS—1.1%		
722,406	BIC (FR)	25,043
935,341	Hunter Douglas NV (NET)	26,828
		51,871
CONTAINERS—0.7%		
264,000	Cie De St Gobain (FR)	34,926
DRUGS & MEDICINE—6.1%		
1,257,133	Aventis SA (FR)	90,678
69,561	Novartis AG—Registered (SWS)	105,526
475,000	Novo Nordisk A/S Series B (DEN)	100,747
		296,951
FINANCIAL SERVICES—3.0%		
2,101,356	ING Groep NV (NET)	144,297
FOREST PRODUCTS—1.4%		
2,400,000	UPM-Kymmene Oyj (FIN)	67,922
GOLD-PRECIOUS METALS—1.4%		
1,266,710	Anglo American plc ADR (UK)[1]	69,352
GROCERY PRODUCTS—2.1%		
47,800	Nestle SA—Registered (SWS)	99,052
HOTEL-MOTEL—1.0%		
1,175,000	Accor (FR)	47,562
INSURANCE—4.6%		
2,552,000	Assicurazioni Generali SpA (IT)	83,918
600,000	AXA UAP (FR)	79,429
120,838	Zurich Financial Services Group (SWS)	58,483
		221,830
LIQUOR—2.1%		
8,115,770	Diageo plc (UK)	76,600
3,050,000	Whitbread plc (UK)	22,459
		99,059
MACHINERY—0.4%		
5,390,000	Gencor Ltd. ADR (S. AFR)[1]	18,229

18

Harbor International Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
MEDIA—2.2%		
2,500,000	News Corp. Ltd. ADR (AUS)[1]	$ 107,500
MISCELLANEOUS HIGH TECH—2.8%		
1,692,000	Sony Corp. (JP)	135,217
NATURAL GAS & PIPELINES—1.6%		
12,156,862	BG Group plc (UK)	48,684
2,969,000	Hong Kong & China Gas Co. Ltd. (HK)	3,750
12,156,862	Lattice Group (UK)	25,929
		78,363
NON-FERROUS METALS—2.8%		
26,950,000	Billiton plc ADR (UK)[1]	102,130
2,204,676	Rio Tinto—Registered (UK)	35,667
		137,797
PAPER—1.3%		
1,500,000	Holmen Ab Series B (SW)	38,279
1,300,000	Svenska Cellulosa Ab Series B (SW)	26,671
		64,950
PETROLEUM—9.6%		
14,981,454	BP Amoco plc (UK)	127,055
5,059,000	Petrol Brasileiro SA Pfd. (BR)	134,120
1,800,000	Royal Dutch Petroleum Co. ADR (NET)[1]	106,875
671,444	Total Fina Elf Cl. B (FR)	96,066
		464,116
PHOTOGRAPHIC-OPTICAL—3.8%		
3,457,000	Canon Inc. (JP)	137,184
1,235,000	Fuji Photo Film Co. (JP)	45,839
		183,023
TELECOMMUNICATIONS-EQUIPMENT—6.3%		
2,584,000	Ericsson (LM) Tel Co. Cl. B ADR (SW)[1]	35,853
20,240,000	Ericsson (LM) Tel Co. Series B (SW)	269,399
		305,252
TELECOMMUNICATIONS-SERVICE—5.0%		
6,325,000	China Mobile (Hong Kong) Ltd. (HK)*	40,550
3,176,240	Telefonica SA (SP)*	60,565
666,666	Telefonica SA ADR (SP)[1]*	38,625
14,400,000	Telekom Malaysia Berhad (MAL)	44,337
1,870,000	Telesp Celular Participacoes SA ADR (BR)[1]	59,139
		243,216
TIRES & RUBBER—1.3%		
88,700	Cie Fin Michel Bas—Bearer (SWS)	29,804
1,127,645	Michelin Cl. B—Registered (FR)	32,631
		62,435
TOBACCO—9.2%		
4,455,975	Altadis SA Series A—Registered (SP)	66,173
5,187,347	British American Tobacco plc (UK)	36,353
59,000	Cie Financiere Richemont AG Units Cl. A— Bearer (SWS)	164,108
11,352,148	Imperial Tobacco Group plc (UK)	111,347
18,818,974	Swedish Match (SW)	64,599
		442,580
TOTAL COMMON STOCKS		
(Cost $2,733,730)		4,650,210

UNITS—0.7%

Units		Value (000s)
33,740,680	Eurotunnel (FR)*	$ 30,637
20,000,000	Eurotunnel SA Warrants (FR)* Expire 12/31/2001	339
20,000,000	Eurotunnel SA Warrants (FR)* Expire 10/31/2003	1,018
TOTAL UNITS		
(Cost $74,178)		31,994

CONVERTIBLE BOND—0.8%
(Cost $39,105)

Principal Amount (000s)		Value (000s)
$ 39,500	Liberty Group Ltd. (S. AFR) 6.500%—09/30/2004	37,551

SHORT-TERM INVESTMENTS—1.8%

COMMERCIAL PAPER		
20,000	American Express Credit Corp. Yrs 1&2 6.570%—11/03/2000	20,000
18,072	Exxon Project Investment Yrs 3&4 6.520%—11/02/2000	18,072
8,890	General Motors Acceptance Corp. 6.450%—11/01/2000	8,890
20,000	Prudential Funding Corp. 6.490%—11/06/2000	20,000
18,585	6.520%—11/07/2000	18,585
		38,585
TOTAL SHORT-TERM INVESTMENTS		
(Cost $85,547)		85,547
TOTAL INVESTMENTS—99.5%		
(Cost $2,932,560)		4,805,302
CASH AND OTHER ASSETS, LESS LIABILITIES—0.5%		24,973
TOTAL NET ASSETS—100.0%		$4,830,275

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

19

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—October 31, 2000

Common Stock Holdings (% of net assets)

(Excludes 21.9% of holdings of which 2.6% represent net cash and short-term investments, and 19.3% represents industry classifications less than 1.6%)

Industry	%
Conglomerates	1.6
Electric Power	1.9
Consumer Goods	2.0
Domestic Oil	2.0
Credit & Miscellaneous Financial	2.3
Insurance-Life	2.3
Retail-All Other	2.8
Chemicals-Fertilizers	2.9
Computers & Business Equipment	2.9
Grocery Products	3.0
Drugs & Medicine	3.3
Telecommunications-Service	3.4
Insurance-Other	3.5
Electrical Equipment	4.1
Paper	4.8
Banks-Money Center	5.0
Banks-Regional	5.4
Manufacturing Diversified	5.5
Financial Services	5.6
International Oil	6.4
Telephones	7.4

COMMON STOCKS—97.4%

Shares		Value (000s)
AEROSPACE/DEFENSE—1.0%		
39,000	Rockwell International Corp.	$ 1,533
AIR TRANSPORTATION—0.3%		
700	Alaska Air Group Inc.*	18
2,700	AMR Corp.*	88
1,600	Delta Air Lines Inc.	76
6,600	Southwest Airlines Co.	188
1,300	US Airways Group Inc.*	49
		419
ALUMINUM—1.4%		
70,468	Alcoa Inc.	2,021

COMMON STOCKS—Continued

Shares		Value (000s)
AUTOMOBILE EQUIPMENT—1.3%		
1,500	Navistar International Corp.*	$ 50
44,000	TRW Inc.	1,848
1,965	Visteon Corp.	35
		1,933
AUTOMOBILES—0.6%		
17,672	Ford Motor Co.	462
4,700	General Motors Corp.	292
2,700	General Motors Corp. Cl. H	87
		841
BANKS-MONEY CENTER—5.0%		
51,835	BankAmerica Corp.[1]	2,491
60,414	Chase Manhattan Corp.[1]	2,748
2,100	Northern Trust Corp.	179
1,000	State Street Corp.	125
39,235	Wells Fargo & Co.[1]	1,817
		7,360
BANKS-REGIONAL—5.4%		
1,871	Amsouth Bancorporation	26
18,443	Bank One Corp.[1]	673
1,000	Dime Bancorp Inc.	24
1,300	Fifth Third Bancorp	67
13,678	First Union Corp.	415
22,600	First Virginia Banks Inc.	935
35,600	Firstar Corp.	701
1,800	Golden West Financial Corp.	101
1,000	Hibernia Corp. Cl. A	12
1,713	Huntington Bancshares Inc.	25
8,130	KeyCorp	201
5,420	National City Corp.	116
24,000	North Fork Bancorporation Inc.	484
17,906	PNC Financial Services Group Inc.	1,198
61,700	Summit Bancorp	2,314
2,300	Suntrust Banks Inc.	112
19,400	US Bancorp	469
765	Wachovia Corp.	41
		7,914
BUILDING MATERIALS-CONSTRUCTION—0.2%		
7,900	Vulcan Materials Co.	332
CHEMICALS-FERTILIZERS—2.9%		
2,700	Coastal Corp.	204
5,399	E.I. Du Pont De Nemours & Co.	245
45,000	Praxair Inc.	1,676
125,000	R.P.M. Inc.	1,117
34,300	Rohm & Haas Co.	1,031
1,700	Union Carbide Corp.	73
		4,346
COMPUTER SERVICES—1.2%		
1,900	Cabletron Systems Inc.	51
1,600	CMGI Inc.	27
3,100	Electronic Data Systems Corp.	145
1,500	Level 3 Communications Inc.*	72
23,800	NSTAR	921
12,800	Qwest Communications International Inc.	622
		1,838
COMPUTERS & BUSINESS EQUIPMENT—2.9%		
3,600	3Com Corp.	64
3,500	Apple Computer Inc.	68
8,400	Compaq Computer Corp.	255

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
6,900	International Business Machines Corp.[1]	$ 680
1,693	NCR Corp.*	73
5,339	Palm Inc.	286
57,500	Pitney Bowes Inc.	1,707
1,700	Seagate Technology Inc.	119
45,000	WorldCom Inc. New[1]	1,069
		4,321
CONGLOMERATES—1.6%		
5,400	First Data Corp.	271
22,293	Minnesota Mining & Manufacturing Co.	2,154
		2,425
CONSUMER GOODS—2.0%		
27,600	Gillette Co.	963
84,100	Newell Rubbermaid Inc.	1,614
5,000	Procter & Gamble Co.	357
		2,934
CONTAINERS—0.8%		
59,400	Sonoco Products Co.	1,147
COSMETICS—0.6%		
51,500	International Flavors & Fragrances	863
CREDIT & MISCELLANEOUS FINANCIAL—2.3%		
10,800	American Express Co.	648
14,000	Federal National Mortgage Association[1]	1,078
20,800	Morgan, Stanley, Dean Witter & Co. Inc.	1,670
		3,396
DOMESTIC OIL—2.0%		
1,100	Amerada Hess Corp.	68
13,100	Kerr McGee Corp.	856
67,200	Sunoco Inc.	2,012
2,000	Tosco Corp.	57
		2,993
DRUGS & MEDICINE—3.3%		
22,200	Abbott Laboratories	1,173
16,700	American Home Products Corp.	1,060
2,800	Bristol-Myers Squibb Co.	171
3,000	Genetech Inc.	247
5,000	Merck & Co Inc.	450
1,300	Pharmacia Corp.	72
34,200	Schering-Plough Corp.	1,768
		4,941
ELECTRIC POWER—1.9%		
1,500	American Electric Power Inc.	62
830	Consolidated Edison Inc.	29
2,948	Duke Energy Co.	255
1,760	Edison International	42
6,400	Entergy Corp.	245
9,225	Exelon Corp.	555
1,600	Firstenergy Corp.	41
765	FPL Group Inc.	50
14,100	Niagara Mohawk Holdings Corp.*	226
22,097	OGE Energy Corp.	454
2,600	PG & E Corp.	70
612	Public Service Enterprise Group	25
22,800	SCANA Corp. New	604
4,890	Southern Co.	144
300	Unisource Energy Corp.*	4
		2,806

COMMON STOCKS—Continued

Shares		Value (000s)
ELECTRICAL EQUIPMENT—4.1%		
33,500	Emerson Electric Co.	$ 2,460
11,300	General Electric Co.[1]	619
5,500	Grainger (W.W.) Inc.	175
73,100	Hubbell Inc. Cl. B	1,750
64,700	Thomas & Betts Corp.	979
		5,983
ELECTRONIC INSTRUMENTS—0.5%		
2,200	Advanced Micro Devices Inc.	50
915	Aglient Technologies Inc.	42
9,200	Hewlett Packard Co.	427
5,300	Teradyne Inc.	166
2,700	Thermo Electron Corp.	78
		763
FINANCIAL SERVICES—5.6%		
25,300	A.G. Edwards Inc.	1,284
14,765	Chubb Corp.	1,247
75,512	Citigroup Inc.[1]	3,974
12,201	FleetBoston Financial Corp.	464
2,000	Goldman Sachs Group Inc.	200
8,600	Lehman Brothers Holdings Inc.	555
1,900	Marsh & McLennan Cos. Inc.	248
1,968	Merrill Lynch & Co. Inc.	138
1,200	Paine Webber Group Inc.	86
		8,196
GROCERY PRODUCTS—3.0%		
82,700	Flowers Industries Inc.	1,272
49,800	H.J. Heinz Co.	2,088
35,800	McCormick & Co. Inc.	1,134
		4,494
HEALTH CARE-HOSPITAL MANAGEMENT—0.9%		
7,400	HCA-The Healthcare Co.	296
7,100	Johnson & Johnson	654
4,000	Tenet Healthcare Corp.	157
1,900	United Healthcare Corp.	208
		1,315
HOTEL-MOTEL—0.0%		
1,700	Marriott International Inc. Cl. A	69
HOUSEHOLD PRODUCTS—0.8%		
26,900	Clorox Co.	1,200
INSURANCE-LIFE—2.3%		
3,000	AXA Financial Inc.	162
2,700	Conseco Inc.	19
19,300	Jefferson—Pilot Corp.	1,327
57,700	Torchmark Inc.	1,922
		3,430
INSURANCE-OTHER—3.5%		
1,200	Aetna Inc.	69
2,900	AFLAC Inc.	212
38,436	Allstate Corp.[1]	1,547
30,735	American International Group Inc.[1]	3,012
1,600	Cigna Corp.	195
1,700	CNA Financial Group Inc.*	62
1,300	Hartford Financial Services Group Inc.	97
		5,194
INTERNATIONAL OIL—6.4%		
42,200	BP Amoco plc ADR[2]	2,150
12,954	Chevron Corp.	1,063

21

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
34,900	Conoco Inc.	$ 901
49,271	Exxon Mobil Corp.[1]	4,394
15,200	Texaco Inc.	898
		9,406
LEISURE & LUXURY—0.4%		
903	Sabre Holdings Corp. Cl. A*	30
14,500	Walt Disney Co.	519
		549
MACHINE TOOLS—0.2%		
25,400	Timken Co.	357
MANUFACTURING DIVERSIFIED—5.5%		
78,600	Bemis Co. Inc.	2,034
2,400	Dover Corp.	102
49,900	ITT Industries Inc.	1,625
62,500	Pall Corp.	1,348
49,900	Parker Hannifin Corp.	2,065
32,200	The Stanley Works	857
		8,031
MEDIA—1.1%		
4,700	Clear Channel Communications Inc.	282
5,300	Cox Communications Inc. Cl. A	234
6,000	Time Warner Inc.	455
12,289	Viacom Inc. Cl.[1]*	699
		1,670
MISCELLANEOUS HIGH TECH—1.3%		
34,400	Honeywell International Inc.	1,851
MISCELLANEOUS TRANSPORT—0.2%		
4,500	Fedex Corp.*	211
NATURAL GAS & PIPELINES—0.7%		
5,300	Enron Corp.	435
2,600	Kinder Morgan Inc. New	100
8,600	National Fuel Gas Co.	461
2,000	Peoples Energy Corp.	69
		1,065
NON-FERROUS METALS—0.5%		
16,000	Phelps Dodge Corp.	748
OIL WELL EQUIPMENT & SERVICES—0.0%		
1,500	Halliburton Co.	56
PAPER—4.8%		
72,000	Boise Cascade Corp.	2,066
28,000	Bowater Inc.	1,516
52,253	International Paper	1,914
1,900	Kimberly-Clark Corp.	125
30,600	Temple Inland Inc.	1,369
		6,990
PHOTOGRAPHIC-OPTICAL—1.1%		
37,226	Eastman Kodak Co.	1,671
POLLUTION CONTROL—0.1%		
4,300	Waste Management Inc.	86
PUBLISHING—0.1%		
2,900	Tribune Co.	107
RESTAURANTS—0.3%		
14,100	McDonalds Corp.	437

COMMON STOCKS—Continued

Shares		Value (000s)
RETAIL-ALL OTHER—2.8%		
400	Best Buy Co. Inc.*	$ 20
2,800	Costco Wholesale Corp.	103
3,200	Federated Department Stores Inc.*	104
107,400	J.C. Penney Co. Inc.	1,255
14,949	Kmart Corp.*	89
39,619	May Department Stores Co.	1,040
66,400	Nordstrom Inc.	1,091
4,200	Target Corp.	116
7,700	Wal-Mart Stores Inc.	349
		4,167
RETAIL-DRUG STORES—0.1%		
1,500	CVS Corp.	79
RETAIL-FOOD STORES—1.2%		
2,700	Kroger Co.	61
1,600	Safeway Inc.	88
109,200	Supervalu Inc.	1,679
		1,828
SEMICONDUCTORS—0.3%		
900	LSI Logic Corp.	30
15,500	Motorola Inc.	387
1,700	National Semiconductor Corp.	44
		461
SERVICES—0.7%		
5,900	Cendant Corp.	71
25,700	H & R Block Inc.	917
		988
SOFT DRINKS—1.1%		
33,700	Pepsico Inc.	1,632
STEEL—0.0%		
8,800	Bethlehem Steel Corp.[1]*	25
TELECOMMUNICATIONS-EQUIPMENT—0.1%		
2,500	Ditech Communications Corp.	86
TELECOMMUNICATIONS-SERVICE—3.4%		
1,900	CenturyTel Inc.	73
15,200	Comcast Corp. Cl. A	619
20,400	McLeodUSA Inc.	393
1,900	Telephone & Data Systems Inc.	200
1,400	United States Cellular Corp.	90
59,453	Verizon Communications Inc.	3,437
3,700	XO Communications Inc.	125
		4,937
TELEPHONES—7.4%		
40,000	ALLTEL Corp.	2,578
138,510	AT&T Corp.[1]	3,212
18,396	Bellsouth Corp.[1]	889
66,213	SBC Communications Inc.[1]	3,820
17,600	Sprint Corp.[1]	449
		10,948
TOBACCO—0.2%		
7,900	Philip Morris Cos. Inc.	289
TOYS—0.0%		
3,300	Toys ''R'' Us Inc.*	57
TOTAL COMMON STOCKS		
(Cost $141,193)		143,739

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

SHORT-TERM INVESTMENTS—0.7%

Principal Amount (000s)		Value (000s)
	REPURCHASE AGREEMENT	
	Repurchase Agreement with State Street Bank & Trust dated October 31, 2000 due November 1, 2000 at 4.00% collateralized by a U.S. Treasury Bill 7.625% due February 15, 2007, par value of $145 (repurchase proceeds of $150 when closed on	
$ 146	November 1, 2000)	$ 146
	U.S. TREASURY BILLS	
	U.S. Treasury Bills[1]	
848	6.060%—11/16/2000	848

SHORT-TERM INVESTMENTS—Continued

	Value (000s)
TOTAL SHORT-TERM INVESTMENTS (Cost $994)	$ 994
TOTAL INVESTMENTS—98.1% (Cost $142,187)	144,733
CASH AND OTHER ASSETS, LESS LIABILITIES—1.9%	2,882
TOTAL NET ASSETS—100.0%	$147,615

FUTURES CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 2000 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized (Depreciation) (000s)
S&P 500 Index Futures (Buy).................................	37	$9	Dec-00	$(693)

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCK INVESTMENTS SOLD SHORT AT OCTOBER 31, 2000 ARE AS FOLLOWS:

Shares	Security	Value (000s)	Shares	Security	Value (000s)
4,500	Abitibi-Consolidated Inc.	$ 39	1,500	Lincoln National Corp.	$ 73
1,500	Air Products and Chemicals Inc.	56	5,500	Lockheed Martin Corp.	197
3,200	Albertson's Inc.	76	3,100	Magna International Inc.	139
4,900	Alcan Aluminum Ltd.	155	2,200	Masco Corp.	41
3,100	Allegheny Technologies Inc.	63	17,900	Mattel Inc.	232
1,100	America Online Inc.	55	3,900	McGraw-Hill Companies Inc.	250
700	American General Corp.	56	1,400	Medtronic Inc.	76
1,100	Amgen Inc.	64	2,500	Mellon Financial Corp.	121
7,875	Archer Daniels Midland Co.	87	2,400	Microsoft Corp.	165
3,400	Autolive	75	1,500	Millipore Corp.	79
216	Avaya Inc.	3	2,800	Moody's Corp.	74
1,200	Avery Dennison Corp	61	1,200	New York Times Co.	44
6,000	Avon Products Inc.	291	2,600	Nike Inc.	104
6,100	Baker Hughes Inc.	210	4,900	Norfolk Southern Corp.	69
1,200	Bausch & Lomb Inc.	46	1,500	Nortel Networks Corp.	68
1,500	Becton, Dickinson & Co.	50	2,000	Nova Chemicals Corp.	41
3,000	Belo (A.H.) Corp.	57	4,300	Occidental Petroleum Corp.	85
4,400	Burlington Resources Inc.	158	4,400	Oracle Corp.	145
1,000	Canadian Imperial Bank, Toronto	32	1,200	PartnerRe Ltd.	65
6,000	Carnival Corp.	149	15,250	Pfizer Inc.	659
1,700	Charles Schwab & Co.	60	2,300	Phillips Petroleum Co.	142
2,100	Charter One Financial Inc.	48	2,400	Potash Corp. of Saskatchewan Inc.	142
2,700	Cisco Systems Inc.	145	1,000	PPG Industries Inc.	45
1,600	Colgate-Palmolive Co.	94	3,200	R. R. Donnelley & Sons Co.	69
6,100	ConAgra Inc.	131	6,500	Ralston Purina Co.	158
2,900	Conoco Inc.	79	3,000	Raytheon Co.	103
1,600	Cooper Industries Inc.	61	1,300	Reliant Energy Inc.	54
3,500	Crown Cork & Seal Co. Inc.	32	5,200	Royal Caribbean Cruises International	117
2,500	CSX Corp.	63	4,600	Royal Dutch Petroleum Co. ADR[2]	273
2,000	Dell Computer Corp.	59	14,100	Sara Lee Corp.	304
2,800	Diamond Offshore Drilling Inc.	97	1,800	Schlumberger Ltd.	137
1,500	Diebold Inc.	39	7,900	Sempra Energy	163
2,100	Dow Jones & Co. Inc.	124	1,000	Sun Microsystems Inc.	111
1,400	Dun & Bradstreet Corp.	30	6,600	Sysco Corp.	344
1,100	Eastman Chemical Co.	47	1,600	T. Rowe Price & Associates Inc.	75
1,000	El Paso Energy Corp.	63	1,400	Texas Instruments Inc.	69
3,500	Eli Lilly & Co.	313	3,400	Textron Inc.	171
1,600	EMC Corp.	142	13,100	TransCanada Pipelines Ltd.	124
1,300	Fluor Corp.	45	3,225	Tribune Co.	119
2,500	Fortune Brands Inc.	74	5,000	Trizec Hahn Corp.	75
1,200	Gannett Co. Inc.	70	1,200	True North Communications Inc.	45
1,700	Gap Inc.	44	2,232	Tyco International Ltd.	126
1,600	GATX Corp.	67	2,600	Union Pacific Corp.	122
1,600	General Dynamics Corp.	114	900	United Technologies Corp	63
4,000	General Mills Inc.	167	2,300	Unocal Corp	78
1,200	Harcourt General Inc.	67	2,700	USA Education Inc.	151
4,100	Hercules Inc.	75	4,200	UST Inc.	106
2,900	Hershey Foods Corp.	158	2,500	USX-Marathon Group	68
1,400	Hillenbrand Industries Inc.	65	1,900	V. F. Corp.	52
3,200	Hormel Foods Corp.	54	2,400	Washington Mutual Inc.	106
1,900	Household International Inc.	96	1,200	Weyerhaeuser Co.	56
1,300	Illinois Tool Works Inc.	72	1,000	Williams Companies Inc.	42
3,000	Intel Corp.	135	4,600	Winn-Dixie Stores Inc.	89
3,800	Intimate Brands Inc.	91	2,500	Wrigley (Wm) Jr. Co.	198
8,300	Kellogg Co.	211			
1,500	Knight-Ridder Inc.	75		**TOTAL COMMON STOCK INVESTMENTS SOLD SHORT**	
6,700	Leggett & Platt Inc.	110		(proceeds $11,737)	$12,112
3,500	Limited Inc.	88			

1 At October 31, 2000, securities held by the Fund were pledged to cover margin requirements for open futures contracts and investments sold short. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $25,732.

2 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Bond Fund

PORTFOLIO OF INVESTMENTS—October 31, 2000

Total Investments (% of net assets)

(Excludes excess of liabilities over other assets and short-term investments of –45.3%)



Foreign Government Obligations
3.1
Asset-Backed Securities
3.6
U.S. Government Obligations
16.8
Corporate Bonds & Notes
42.2
Mortgage-Backed Securities
79.6

ASSET-BACKED SECURITIES—3.6%

Principal Amount (000s)		Value (000s)
	Bayview Financial Revolving Mortgage Loan Series 1999-1 Cl. M2	
$10,000	7.920%—08/25/2029[2,8,10]	$ 9,834
	Firstplus Home Loan Owner Trust Series 1998-2 Cl. A3	
665	6.320%—11/10/2013[9,10]	664
	Marlin Water Trust/Capital	
7,400	7.090%—12/15/2001[2]	7,358
	SLM Student Loan Marketing Association Trust Series 1995-1 Cl. A2	
5,000	6.988%—10/25/2007[8,10]	4,975
	Washington Mutual Series 2000-1R Cl. A	
2,786	6.780%—07/26/2003[2]	2,785
	TOTAL ASSET-BACKED SECURITIES (Cost $25,653)	25,616

CORPORATE BONDS & NOTES—42.2%

Principal Amount (000s)		Value (000s)
	Allete	
1,500	7.610%—10/20/2003[8]	1,500
	Associates Corp. North America	
5,000	6.780%—08/27/2001[8,10]	5,014
	Banesto Del Inc.	
3,000	8.250%—07/28/2002[10]	3,050
	Bank One Corp. MTN[1] Series B	
6,600	6.895%—09/26/2003[8]	6,597
	Banponce Corp.	
2,000	6.750%—12/15/2005[10]	1,900
	Cincinnati Financial Corp.	
5,000	6.900%—05/15/2028[10]	4,377
	Citicorp	
10,625	7.125%—03/15/2004[10]	10,681
	Cleveland Electric Illuminating Co. Series B	
2,000	9.500%—05/15/2005[10]	2,042

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Credit Suisse First Boston	
$10,000	6.500%—05/01/2008[2,10]	$ 9,290
	DaimlerChrysler North America Holding	
10,000	6.899%—01/18/2002[8,10]	10,001
	DaimlerChrysler North America Holding MTN[1]	
5,000	7.750%—05/27/2003[8,10]	5,069
	DDTE Capital Corp.	
10,000	7.110%—11/15/2003[2,7,10]	9,797
	Enron Corp.	
12,900	7.110%—09/10/2001[2,8]	12,904
	First Chicago Corp. MTN[1]	
10,000	6.740%—03/11/2002[8,10]	10,023
10,000	6.760%—06/26/2002[8,10]	9,996
		20,019
	Ford Motor Credit MTN[1]	
20,000	6.950%—06/20/2003[8,10]	19,958
	General Motors Acceptance Corp.	
10,000	6.884%—04/29/2002[8,10]	10,003
5,000	5.750%—11/10/2003[10]	4,817
		14,820
	General Motors Acceptance Corp. MTN[1]	
8,000	7.035%—12/17/2001[8,10]	8,029
3,000	5.550%—09/15/2003[10]	2,881
		10,910
	GMACCM Mortgage Trust I Series 1999-D Cl. A	
14,128	7.348%—09/20/2004[2,10]	14,115
	Goldman Sachs Group LP MTN[1]	
10,000	6.920%—02/20/2001[2,8,10]	10,007
	Gulf STS Utilities Co.	
400	8.210%—01/01/2002	401
	HMH Properties, Inc.	
3,000	7.875%—08/01/2005	2,865
	International Game Technology	
6,500	7.875%—05/15/2004[10]	6,370
	Koninklijke KPN NV	
€ 1,100	5.163%—06/13/2002[8]	931
	Korea Development Bank	
10,000	4.796%—05/14/2001[8]	4,304
	Lehman Brothers Holdings Inc. MTN[1]	
$ 6,200	7.715%—04/02/2002[8,10]	6,252
	Mexico Credit Link	
5,000	12.282%—02/22/2002[8]	5,185
	Meyer Fred Inc. New	
5,000	7.150%—03/01/2003[10]	4,971
	Nabors Industries Inc.	
10,000	6.800%—04/15/2004[10]	9,892
	Occidental Petroleum Corp.	
5,000	6.400%—04/01/2003[7]	4,871
	Old Kent Financial Corp.	
10,000	7.750%—08/15/2010	9,956
	Providian Gateway Master Trust	
6,700	6.900%—03/16/2009[8]	6,700

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
$ 8,054	Salomon Brothers Mortgage Services VII Inc. 7.040%—11/15/2029[8]	$ 8,078
5,346	Salomon Inc. CPI Bond[4] 3.650%—02/14/2002	5,302
8,775	Sasco Floating Rate Mortgage Series 1993-C3 Cl. D 7.220%—11/20/2001[2,8]	8,796
4,443	Tenet Healthcare Corp. 8.625%—12/01/2003	4,477
450	Time Warner Inc. 7.975%—08/15/2004[10]	461
2,000	Toledo Edison Co. 8.700%—09/01/2002	2,033
3,500	TRW Inc. 6.625%—06/01/2004[2]	3,349
10,000	Wells Fargo Bank NA 7.259%—05/02/2005[8]	9,988
13,200	Westdeutsche Landesbank Giroz 6.050%—01/15/2009[10]	12,056
13,250	WorldCom Inc. 8.875%—01/15/2006	13,664

TOTAL CORPORATE BONDS & NOTES
(Cost $308,390) 302,953

FOREIGN GOVERNMENT OBLIGATIONS—3.1%

Principal Amount (000s)		Value (000s)
3,665	Federal Republic of Brazil 7.875%—01/01/2001[8]	3,662
13,376	7.625%—04/15/2006[8]	12,148
		15,810
€ 510	Federal Republic of Germany 6.250%—01/04/2024	464
2,990	6.250%—01/04/2030	2,806
		3,270
$ 1,430	United Mexican States 7.570%—03/25/2005[8]	1,428
1,900	8.500%—02/01/2006	1,869
		3,297

TOTAL FOREIGN GOVERNMENT OBLIGATIONS
(Cost $22,748) 22,377

MORTGAGE-BACKED SECURITIES—79.6%

COLLATERALIZED MORTGAGE OBLIGATIONS

Principal Amount (000s)		Value (000s)
3,000	Chase Mortgage Financial Corp. REMIC[3] Series 1993-N Cl. A9 6.750%—11/25/2024[10]	2,741
107	Collateralized Mortgage Securities Corp. Series F Cl. 4 11.450%—11/01/2015	107
121	Collateralized Mortgage Securities Corp. REMIC[3] Series 1988-4 Cl. B 8.750%—04/20/2019[10]	124

MORTGAGE-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
$10,000	Countrywide Home Loan Series 1997-6 Cl. A10 7.250%—11/25/2027[8,10]	$ 9,638
5,292	Drexel Burnham Lambert REMIC[3] Series H Cl. 4 8.500%—04/01/2017[10]	5,303
17,300	Federal Home Loan Mortgage Corp. 7.070%—11/15/2030	17,293
11,248	Federal Home Loan Mortgage Corp. Pass Thru Certificates 6.644%—08/01/2032[7,10]	10,891
995	Federal Home Loan Mortgage Corp. REMIC[3] 9.000%—12/15/2020[10]	1,025
2,877	8.000%—08/15/2022	2,915
5,872	6.500%—02/15/2023[5]	779
10,000	6.000%—08/15/2026[10]	9,358
		14,077
551	Federal National Mortgage Association REMIC[3] 6.500%—02/25/2007[5,10]	27
576	6.000%—07/25/2017[5]	6
2,000	6.500%—12/25/2020[10]	1,966
7,658	7.000%—04/18/2027[10]	7,080
		9,079
3,620	GE Capital Mortgage Services Inc. Series 1994-6 Cl. A3 6.500%—12/25/2022	3,262
9,791	Series 1998-17 Cl. A3 6.750%—10/25/2028[10]	9,147
		12,409
1,032	Kidder Peabody Acceptance Corp. I REMIC[3] Series 1994-2 Cl. 1A2 8.911%—03/25/2024[7,10]	1,037
6,200	Norwest Asset Securities Corp. REMIC[3] Series 1997-19 Cl. A8 7.250%—12/25/2027[10]	6,016
5,000	Series 1998-12 Cl. A9 6.750%—06/25/2028[10]	4,655
		10,671
17,633	PNC Mortgage Securities Corp. REMIC[3] Series 1998-14 Cl. 3A3 6.500%—02/25/2029	16,140
9,800	Series 1999-4 Cl. 1A8 6.200%—06/25/2029	9,562
		25,702
10,000	PP & L Transition Bond Co. LLC Series 1999-1 Cl. A4 6.720%—12/26/2005	9,971
5,639	Prudential Home Mortgage Securities Co. REMIC[3] Series 1993-29 Cl. A8 6.750%—08/25/2008[10]	5,551
6,931	Residential Asset Securitization Trust Series 1998-A13 Cl. 1A3 6.500%—12/25/2028[10]	6,285
4,099	Series 2000-A2 Cl. NB1 8.000%—04/25/2030[10]	4,136
		10,421

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

MORTGAGE-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Residential Funding Mortgage Securities I Inc. Series 1997-S8 Cl. A9	
$ 9,500	7.500%—06/25/2027[10]	$ 9,428
	Resolution Trust Corporation Mortgage REMIC[3] Pass Thru Certificate Series 1991-3 Cl. 1L	
2,436	8.690%—08/25/2021[8,10]	2,426
	Sears Mortgage Securities Corp. Series 92 Cl. A	
363	7.431%—10/25/2022[2,8]	367
	SLM Student Loan Trust Series 1997-3 Cl. A1	
4,542	6.838%—04/25/2006[8,10]	4,529
	Series 1997-2 Cl. A1	
1,719	6.778%—10/25/2005[2,8,10]	1,709
		6,238
	Small Business Administration Pass Thru Certificate	
2,000	7.449%—08/01/2010	2,043
	Structured Asset Mortgage Investments Inc. REMIC[3] Series 1998-9 Cl. 1A3	
5,000	6.250%—11/25/2028	4,481
2,700	7.398%—01/28/2030	2,703
		7,184
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS		172,701
OTHER MORTGAGE-BACKED SECURITIES		
	Asset Backed Securities Corp. Series 1999	
6,609	6.990%—06/21/2029[8,10]	6,632
	EQCC Home Equity Loan Trust Series 1999-2 Cl. A1F	
1,817	6.050%—01/25/2010[10]	1,804
	Federal Home Loan Mortgage Corp. Pass Thru Certificates	
39	8.000%—06/01/2011	40
36	8.500%—02/01/2017[10]	36
640	7.431%—06/01/2024[7,10]	655
		731
	Federal Home Loan Mortgage Corp. TBA[6] November Delivery	
5,000	6.000%—12/13/2030	4,903
9,000	7.000%—12/13/2030	9,127
	December Delivery	
5,000	6.000%—12/13/2030	4,692
15,000	7.000%—12/13/2030	14,695
		33,417
	Federal Housing Authority Project 221 Grey 98-4	
7,686	7.450%—05/01/2021[10]	7,668
	221D4 Banco-5	
688	7.400%—02/01/2021	687
	221D4 Banco-15	
244	7.450%—05/01/2021	244
	223C Reilly-52	
285	5.150%—06/01/2018	258
		8,857

MORTGAGE-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Federal National Mortgage Association	
$20,800	5.560%—10/01/2040	$ 20,826
	Federal National Mortgage Association Pass Thru Certificates	
69	9.000%—03/01/2005[10]	72
867	9.000%—11/01/2009[10]	894
6	8.500%—12/01/2009	7
52	9.500%—04/01/2011	54
		1,027
	Federal National Mortgage Association TBA[6] November Delivery	
29,000	6.000%—11/13/2030	27,197
3,000	7.000%—11/13/2030	2,941
12,000	8.000%—11/13/2030	12,147
10,000	8.500%—11/13/2030	10,216
		52,501
	Government National Mortgage Association I TBA[6] November Delivery	
30,400	6.000%—11/20/2030	28,652
54,000	7.000%—11/20/2030	53,258
57,000	7.500%—11/20/2030	57,214
20,100	8.000%—11/20/2030	20,428
57,000	6.500%—11/23/2030	55,041
		214,593
	Government National Mortgage Association II[7]	
913	6.375%—03/20/2017[10]	921
385	6.750%—08/15/2017	377
2,153	6.750%—08/20/2022[10]	2,177
1,398	6.750%—09/20/2023[10]	1,414
420	7.375%—05/20/2024[10]	424
44	6.750%—07/20/2024	44
3,038	6.750%—09/20/2024[10]	3,073
254	7.125%—12/20/2024[10]	256
1,088	7.375%—01/20/2025[10]	1,098
847	7.375%—02/20/2025[10]	856
728	7.125%—10/20/2025	734
1,981	7.125%—11/20/2025[10]	1,998
580	7.125%—12/20/2026[10]	585
4,667	6.750%—07/20/2027	4,702
		18,659
	Government National Mortgage Association II TBA[6] November Delivery	
15,000	7.000%—11/20/2030	14,719
1,000	7.500%—11/20/2030	998
20,000	8.000%—11/20/2030	20,244
		35,961
	United Airlines Pass Thru Certificate Series 1993 Cl. C2	
3,000	9.060%—06/17/2015[10]	3,014
TOTAL OTHER MORTGAGE-BACKED SECURITIES		398,022
TOTAL MORTGAGE-BACKED SECURITIES (Cost $576,942)		570,723

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

U.S. GOVERNMENT OBLIGATIONS—16.8%

Principal Amount (000s)		Value (000s)
	U.S. Treasury Bond STRIPS[12]	
$ 6,100	0.010%—02/15/2019	$ 2,058
68,100	0.010%—11/15/2021	19,514
24,500	0.010%—11/15/2024	5,929
		27,501
	U.S. Treasury Bonds	
2,800	11.250%—02/15/2015	4,200
6,000	9.125%—05/15/2018	8,008
4,200	8.750%—08/15/2020	5,520
8,000	8.125%—08/15/2021	9,997
3,900	6.000%—02/15/2026	3,910
1,700	6.500%—11/15/2026	1,818
2,028	3.625%—04/15/2028[4]	1,950
12,800	5.500%—08/15/2028	12,050
15,648	3.875%—04/15/2029[4]	15,717
		63,170
	U.S. Treasury Notes	
23,293	3.625%—07/15/2002[4,10]	23,344
2,600	6.000%—08/15/2004	2,611
763	3.375%—01/15/2007[4]	743
748	3.625%—01/15/2008[4]	736
1,053	3.875%—01/15/2009	1,053
		28,487
	U.S. Treasury Security STRIPS[12]	
2,900	0.000%—02/15/2015[11]	1,243
TOTAL U.S. GOVERNMENT OBLIGATIONS		
	(Cost $120,505)	120,401

OPTIONS—0.0%

(Cost $15)

Number of Contracts		
	U.S. Treasury Notes 10 Yr. Futures Contracts	
700	Expire 11/2000	11

SHORT-TERM INVESTMENTS—8.4%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	Abbey National	
$ 1,200	6.580%—01/19/2001	1,183
	Alcoa Inc.	
1,800	6.490%—12/12/2000	1,787
	American Express Credit Corp. Yrs 1&2	
1,800	6.530%—11/15/2000	1,795

SHORT-TERM INVESTMENTS—Continued

Principal Amount (000s)		Value (000s)
	ANZ Delaware Inc.	
$ 1,400	6.530%—11/03/2000	$ 1,400
	Associates Corp. NA	
8,100	6.530%—01/10/2001	7,997
	Bank One Corp.	
1,000	6.540%—12/19/2000	991
9,000	6.590%—01/10/2001	8,886
		9,877
	DaimlerChrysler AG	
1,200	6.530%—11/22/2000	1,195
	Gannett Co. Inc.	
1,100	6.550%—11/08/2000	1,099
1,100	6.550%—11/21/2000	1,096
		2,195
	General Electric Capital Corp.	
1,000	6.530%—11/29/2000	995
900	6.530%—12/20/2000	892
700	6.550%—01/10/2001	691
		2,578
	National Rural Utilities	
1,100	6.600%—01/09/2001	1,086
	Verizon Communications Inc.	
1,300	6.480%—11/09/2000	1,298
200	6.510%—12/19/2000	198
600	6.560%—01/19/2001	591
		2,087
TOTAL COMMERCIAL PAPER		33,180
REPURCHASE AGREEMENT		
26,071	Repurchase Agreement with State Street Bank & Trust dated October 31, 2000 due November 1, 2000 at 6.00% collateralized by a U.S. Treasury Bill 10.375% due November 15, 2012, par value of $20,535 (repurchase proceeds of $26,596 when closed on November 1, 2000)	26,071
U.S. TREASURY BILLS		
	U.S. Treasury Bills	
950	6.190%—02/01/2001	933
TOTAL SHORT-TERM INVESTMENTS		
	(Cost $60,184)	60,184
TOTAL INVESTMENTS—153.7%		
	(Cost $1,114,437)	1,102,265
CASH AND OTHER ASSETS, LESS LIABILITIES—(53.7%)		(385,010)
TOTAL NET ASSETS—100.0%		$ 717,255

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

SWAP AGREEMENTS WHICH WERE OPEN AT OCTOBER 31, 2000 ARE AS FOLLOWS:

Par Value (000s)	Description	Counterparty	Unrealized (Depreciation) (000s)
¥580,000	To make or receive semi-annual payments through 04/14/2008 based on the difference between (A) the 10 year fixed interest rate of 2.295% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Goldman Sachs Capital Markets New York	$(222)
377,000	To make or receive semi-annual payments through 04/15/2008 based on the difference between (A) the 10 year fixed interest rate of 2.305% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Goldman Sachs Capital Markets New York	(146)
€ 510	To make or receive semi-annual payments through 01/04/2024 based on the difference between (A) the 10 year fixed interest rate of 6.250% over (B) the 10 year floating rate adjusted every six months based upon the EUR-LIBOR-BBA.	J.P. Morgan Securities	(83)
2,380	To make or receive semi-annual payments through 01/04/2009 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the EUR-LIBOR-BBA.	J.P. Morgan Securities	(31)
1,790	To make or receive semi-annual payments through 05/22/2030 based on the difference between (A) the 10 year fixed interest rate of 6.175% over (B) the 10 year floating rate adjusted every six months based upon the EUR-LIBOR-BBA.	Goldman Sachs Capital Markets New York	(17)
$ 1,570	To make or receive semi-annual payments through 11/15/2021 based on the difference between (A) the 10 year fixed interest rate of 5.961% over (B) the 10 year floating rate adjusted every three months based upon the EUR-LIBOR-BBA.	Lehman Brothers	(29)
9,980	To make or receive semi-annual payments through 11/15/2021 based on the difference between (A) the 10 year fixed interest rate of 6.680% over (B) the 10 year floating rate adjusted every three months based upon the EUR-LIBOR-BBA.	Bank of America Securities	(141)
1,330	To make or receive semi-annual payments through 11/15/2021 based on the difference between (A) the 10 years fixed interest rate of 5.980% over (B) the 10 year floating rate adjusted every three months based upon the EUR-LIBOR-BBA.	Lehman Brothers	(35)
3,170	To make or receive semi-annual payments through 11/15/2021 based on the difference between (A) the 10 year fixed interest rate of 6.690% over (B) the 10 year floating rate adjusted every three months based upon the EUR-LIBOR-BBA.	Lehman Brothers	(81)
			$(785)

FUTURES CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 2000 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation (000s)
U.S. Treasury Bond—20 Yr. (Buy)	57	$ 5,700	Dec-00	$ 42
U.S. Treasury Note—10 Yr. (Buy)	390	39,000	Dec-00	234
Municipal Bond Index Futures (Buy)	68	6,770	Dec-00	106
Federal Republic of Germany Bonds—10 Yr. (Sell)	83	€ 8,300	Dec-00	29
Federal Republic of Germany Bonds—10 Yr. (Buy)	722	72,200	Dec-00	120
United Kingdom Treasury Bonds—3 Mo. (Sell)	54	£ 5,400	Dec-00	6
				$ 537

WRITTEN OPTIONS WHICH WERE OPEN AT OCTOBER 31, 2000 ARE AS FOLLOWS:

Description	Number of Shares/ Contracts	Strike Price	Expiration Date	Value (000s)
U.S. Treasury Notes—10 Yr. Futures (Put)	114	$ 98.00	Nov-00	$ (4)
U.S. Treasury Notes—10 Yr. Futures (Put)	55	97.00	Nov-00	(1)
U.S. Treasury Notes—10 Yr. Futures (Call)	192	103.00	Nov-00	(6)
U.S. Treasury Notes—10 Yr. Futures (Call)	152	102.00	Nov-00	(19)
Japanese Government Bonds—10 Yr. Futures (Call)	8	134.00	Nov-00	(10)
Swap Options—6 Mo. Libor (Put)	200,000,000	2.31	Nov-00	(15)
Swap Options—6 Mo. Libor (Put)	200,000,000	2.32	Nov-00	(15)
Eurodollar Futures (Put)	55	92.25	Dec-00	—
Eurodollar Futures (Put)	168	92.25	Mar-01	(2)
Eurodollar Futures (Call)	351	93.25	Mar-01	(246)
Written options outstanding, at value (premiums received of $346)				$(318)

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

TBA SALE COMMITMENTS WHICH WERE OPEN AT OCTOBER 31, 2000 ARE AS FOLLOWS:

Description		Principal Amount (000s)	Coupon Rate	Delivery Date	Market Value (000s)
Federal National Mortgage Assoc.	$	2,500	8.00%	Nov-00	$ 3,039
Federal Home Loan Mortgage Corp.		20,400	6.00%	Nov-00	4,903
Federal Home Loan Mortgage Corp.		2,400	7.00%	Nov-00	8,113
Government National Mortgage Assoc. I		41,000	8.00%	Nov-00	5,184
Government National Mortgage Assoc. I		12,200	7.50%	Nov-00	502
TBA Sale Commitments at Value (proceeds receivable $21,345)					$21,741

1   MTN after the name of a security stands for Medium Term Note.

2   Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2000, these securities were valued at $90,311 or 12.59% of net assets.

3   REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.

4   Treasury inflation-protected securities (TIPS) are securities in which the principal amount is adjusted for inflation and interest payments are applied to the inflation-adjusted principal.

5   Interest only (IO) securities represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These are subject to the risk of accelerated principal paydowns. The amount represents the notional amount on which current interest is calculated.

6   TBA's are mortgage-backed securities traded under delayed delivery commitments, settling after October 31, 2000. Although the unit price for the trades has been established, the principal value has not been finalized. However, the amount of the commitments will not fluctuate more than 2% from the principal amount. Income on TBA's is not earned until settlement date. (See Note 2 to the Financial Statements.)

7   Variable rate security. The stated rate represents the rate in effect at October 31, 2000.

8   Floating rate security. The stated rate represents the rate in effect at October 31, 2000.

9   Step Coupon security. The rate will step 1.07% per month until the coupon reaches 15%.

10   At October 31, 2000, securities held by the Fund were pledged to cover margin requirements for open future contracts and written options on futures contracts. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $367,011.

11   Zero coupon bond.

12   Separate trading of registered interest and principal of securities (STRIPS) is a prestripped zero-coupon bond that is a direct obligation of the U.S. Treasury.

€   Euro.

¥   Japanese Yen.

£   British Pound.

The accompanying notes are an integral part of the financial statements.

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—October 31, 2000

Total Investments (% of net assets)
(Excludes net cash and short-term investments of 15.8%)



Options	0.1
Corporate Bonds & Notes	3.2
Mortgage-Backed Securities	3.9
U.S. Government Obligation	5.6
Asset-Backed Securities	71.4

ASSET-BACKED SECURITIES—71.4%

Principal Amount (000s)		Value (000s)
	Arcadia Automobile Receivables Trust Series 1998-B Cl. A5	
$ 5,500	6.060%—06/15/2006[4]	$ 5,440
	Beneficial Home Equity Loan Trust Series 1996-1 Cl. A	
1,532	6.800%—04/28/2026[3,4]	1,533
	BMW Vehicle Owner Trust Series 1999-A Cl. A2	
1,955	6.160%—12/25/2001[4]	1,953
	Bombardier Receivables Master Trust I Series 1997-1 Cl. A	
6,000	6.740%—04/15/2004[3,4]	6,009
	Campobello Master Trust Series 1999-1A Cl. B	
3,000	7.170%—12/15/2006[1,3,4]	2,998
	Capital Auto Receivables Asset Trust Series 2000-1 Cl. A2	
5,000	6.810%—02/17/2003[4]	5,003
	CIT Marine Trust Series 1999-A Cl. A	
2,000	5.800%—04/15/2010[4]	1,962
	CIT RV Trust Series 1999-A Cl. A3	
3,300	5.960%—04/15/2011	3,255
	CNH Equipment Trust Series 2000-B Cl. A2	
5,000	6.870%—02/15/2004[4]	4,995
	Citibank Credit Card Master Trust Series 1996-1 Cl. A	
4,000	1.522%—02/07/2003[4]	3,931
	Felco Funding II LLC Series 2000-1 Cl. A3	
4,000	7.585%—06/15/2004[1,4]	4,046
	Green Tree Financial Corp. Pass Thru Certificates Series 1996-10 Cl. A4	
1,704	6.420%—11/15/2028	1,699

ASSET-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Green Tree Home Equity Loan Trust Series 1998-A Cl. A2	
$ 344	6.040%—06/15/2029	$ 344
	Honda Auto Lease Trust Series 1999-A Cl. A5	
6,000	6.650%—07/15/2005[4]	5,981
	Household Automotive Trust Series 2000-3 Cl. A2	
5,000	6.960%—10/17/2003	5,009
	Ikon Receivables LLC Series 1999-1 Cl. A4	
2,975	6.230%—05/15/2005	2,930
	Lakeshore Commercial Loan Master Trust Series 1998-AA Cl. B1	
4,000	7.068%—07/25/2007[1]	3,959
	Leaf Master Trust I Series 1999-1 Cl. A1	
5,000	6.980%—11/15/2004[1,3,4]	5,002
	Metris Master Trust Series 1998-1A Cl. B	
4,000	7.074%—08/20/2005[1,3,4]	3,994
	Navistar Financial Owner Trust Series 2000 Cl. A2	
4,000	6.660%—10/15/2003	4,000
	Norwest Asset Securities Corp. Pass Thru Certificates Series 1999-16 Cl. A1	
6,000	6.000%—06/25/2029[4]	5,927
	Premier Auto Trust Series 1999-3 Cl. A2	
1,280	5.820%—02/08/2002	1,279
	Rental Car Finance Corp. Series 1997-1 Cl. A1	
2,963	6.250%—06/25/2003[1,4]	2,955
	Signet Helco Trust Series 1995-A Cl. A	
1,111	6.894%—06/20/2004[3]	1,113
	Toyota Auto Receivables Owner Trust Series 2000-A Cl. A2	
4,000	7.120%—12/15/2002[4]	4,011

TOTAL ASSET-BACKED SECURITIES
(Cost $89,115) ... 89,328

CORPORATE BONDS & NOTES—3.2%
(Cost $4,000)

	AERCO Ltd. Cl. A	
4,000	7.080%—07/15/2025[1]	4,004

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—Continued

MORTGAGE-BACKED SECURITIES—3.9%

Principal Amount (000s)		Value (000s)
COLLATERALIZED MORTGAGE OBLIGATIONS		
	Contimortgage Home Equity Loan Trust Pass Thru Certificates Series 1998-3 Cl. A10	
$ 1,842	5.840%—05/15/2016[4]	$ 1,823
	Federal National Mortgage Association REMIC[2] Series 1996-70 Cl. PD	
2,000	6.250%—07/25/2018	1,983
	GT Manufactured Housing Pass Thru Certificates Series 1999-1 Cl. A2	
1,107	5.430%—11/01/2006	1,106
TOTAL MORTGAGE-BACKED SECURITIES (Cost $4,936)		4,912

U.S. GOVERNMENT OBLIGATION—5.6%

(Cost $6,982)		
	U.S. Treasury Notes	
7,000	5.750%—10/31/2002	6,979

OPTIONS—0.1%

(Cost $110)		

No. of Contracts		Value
	Eurodollar Futures Contracts	
375	Expire 12/2000	113

SHORT-TERM INVESTMENTS—23.1%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	Rabobank Nederland	
$ 4,000	6.825%—08/28/2001	$ 3,999
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated October 31, 2000 due November 1, 2000 at 6.43% collateralized by a U.S. Treasury Bill 10.75% due February 15, 2003, par value of $22,100 (repurchase proceeds of $24,800 when closed on	
24,309	November 1, 2000)	24,309
U.S. TREASURY BILLS		
	U.S. Treasury Bills	
500	6.161%—11/02/2000[4]	500
TOTAL SHORT-TERM INVESTMENTS (Cost $28,808)		28,808
TOTAL INVESTMENTS—107.3% (Cost $133,951)		134,144
CASH AND OTHER ASSETS, LESS LIABILITIES—(7.3%)		(9,112)
TOTAL NET ASSETS—100.0%		$125,032

FUTURES CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 2000 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation/ (Depreciation) (000s)
U.S. Treasury Note—5 Yr. (Buy)	10	$ 1,000	Dec-00	$ 4
U.S. Treasury Note—2 Yr. (Buy)	58	11,600	Dec-00	16
Eurodollar Futures (Buy)	78	19,500	Dec-00	(229)
Eurodollar Futures (Sell)	78	19,500	Dec-00	203
Libor One Month (Buy)	100	25,000	Dec-00	2
Libor One Month (Sell)	100	25,000	Dec-00	(96)
				$(100)

WRITTEN OPTIONS WHICH WERE OPEN AT OCTOBER 31, 2000 ARE AS FOLLOWS:

Description	Number of Shares/Contracts	Strike Price	Expiration Date	Value (000s)
Eurodollar Futures (Call)	75	$93.25	Dec-00	$ (12)
Eurodollar Futures (Call)	150	93.00	Dec-00	(111)
Eurodollar Futures (Put)	225	93.00	Dec-00	(3)
Written options outstanding, at value (premiums received of $147)				$(126)

---

1   Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2000, these securities were valued at $26,958 or 21.56% of net assets.

2   REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.

3   Floating rate security. The stated rate represents the rate in effect at October 31, 2000.

4   At October 31, 2000, securities held by the Fund were pledged to cover margin requirements for open futures and written options contracts. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $63,823.

The accompanying notes are an integral part of the financial statements.

Harbor Money Market Fund
PORTFOLIO OF INVESTMENTS—October 31, 2000

Investment Holdings By Country (% of net assets)
(Excludes net cash of 0.2%)



Repurchase Agreement	0.9
Bank Obligations	25.5
Commercial Paper	73.4

BANK OBLIGATIONS—25.5%

Principal Amount (000s)		Value (000s)
	Bank Austria AG NY	
$4,000	6.650%—02/02/2001	$ 4,000
	Bayerische Hypoveren Bank	
4,000	6.550%—12/11/2000	4,000
4,000	7.250%—05/14/2001	4,000
		8,000
	CommerzBank AG	
3,000	6.880%—04/30/2001	3,000
	Dresdner Bank AG	
4,000	7.030%—11/30/2000	4,000
	LandesBank Baden	
4,000	6.670%—04/03/2001	4,000
	Morgan Guaranty Trust Co. NY	
4,000	6.830%—01/05/2001	4,000

TOTAL BANK OBLIGATIONS
(Cost $27,000) 27,000

COMMERCIAL PAPER—73.4%

Principal Amount (000s)		Value (000s)
	ABN Amro North America	
3,000	6.582%—04/18/2001	2,911
	Bank of America Corp.	
4,000	6.800%—02/05/2001	4,000
	Banque Et Caisse D'Epargne	
4,000	6.700%—01/25/2001	3,939
	Banque Generale Du Luxembourg	
2,000	6.811%—01/10/2001	1,975
	British Telecommunications plc	
4,000	6.664%—02/12/2001	3,925
	Den Danske Bank	
4,000	6.594%—11/01/2000	4,000
	Deutsche Bank AG	
4,000	6.621%—02/12/2001	3,926
	Fairway Financial Corp. Yrs 1&2	
2,500	6.852%—01/24/2001	2,462

COMMERCIAL PAPER—Continued

Principal Amount (000s)		Value (000s)
	Guardian Industries Corp.	
$4,196	6.695%—11/27/2000	$ 4,176
	Honeywell International Inc.	
4,000	6.612%—12/11/2000	3,971
	ING America Insurance	
3,800	6.657%—01/17/2001	3,747
	International Lease Finance Corp.	
4,000	6.550%—11/09/2000	3,994
	J.P. Morgan & Co. Inc.	
4,000	6.631%—11/01/2000	4,000
	Lloyds TSB Group plc	
4,000	6.727%—12/13/2000	3,970
	National Bank of Canada	
2,500	6.710%—03/12/2001	2,500
	National Rural Utilities	
3,500	6.665%—03/28/2001	3,408
	Paccar Financial Corp.	
4,000	6.588%—11/15/2000	3,990
	Province De Quebec	
4,000	6.967%—11/22/2000	3,984
	San Paolo U.S. Finance Co.	
4,000	6.628%—01/24/2001	3,939
	Svenska Handelsbanken Inc.	
3,500	6.913%—12/11/2000	3,474
	Swedbank Forenings	
3,500	6.976%—03/09/2001	3,417
	Woolwich plc	
2,000	6.863%—01/18/2001	1,971

TOTAL COMMERCIAL PAPER
(Cost $77,679) 77,679

REPURCHASE AGREEMENT—0.9%
(Cost $967)

967	Repurchase Agreement with State Street Bank & Trust dated October 31, 2000 due November 1, 2000 at 6.43% collateralized by a U.S. Treasury Bill 10.75% due February 15, 2003, par value of $880 (repurchase proceeds of $988 when closed on November 1, 2000)	967

TOTAL INVESTMENTS—99.8%
(Cost $105,646) [1] 105,646

CASH AND OTHER ASSETS, LESS LIABILITIES—0.2% 247

TOTAL NET ASSETS—100.0% $105,893

---

1 The aggregate identified cost on a tax basis is the same.

The accompanying notes are an integral part of the financial statements.

Harbor Fund
STATEMENT OF ASSETS AND LIABILITIES—October 31, 2000

(All amounts in Thousands, except per share amount)

	Harbor Growth	Harbor International Growth
ASSETS		
Investments, at identified cost*	**$180,285**	**$1,248,737**
Investments, at value	$274,150	$1,263,808
Repurchase agreements	—	—
Cash	1	—
Cash on deposit with broker for investments sold short	—	—
Foreign currency, at value (cost: $0; $0; $0; $105; $2,973; $0; $16; $0; $0)	—	—
Receivables for:		
Investments sold	—	8,381
Capital shares sold	1,787	11,339
Dividends	—	591
Interest	59	7
Variation margin on futures contracts	—	—
Written options	—	—
Deferred organization costs	—	—
Withholding tax receivable	—	817
Other assets	2	5
Total Assets	**275,999**	**1,284,948**
LIABILITIES		
Payables for:		
Investments purchased	—	31,922
Capital shares reacquired	140	4,786
Dividends to shareholders	—	—
Investments sold short, at value (proceeds $0; $0; $0; $0; $0; $11,737; $0; $0; $0)	—	—
Written options, at value (premiums received $0; $0; $0; $0; $0; $0; $346; $147; $0)	—	—
Swap agreements	—	—
Interest on swap agreements	—	—
Variation margin on futures contracts	—	—
Dividends payable on investments sold short	—	—
Accrued expenses:		
Adviser's fees	239	729
Trustees' fees	1	4
Transfer agent's fees	18	38
Other	2	387
TBA sale commitments at value (proceeds receivable $0; $0; $0; $0; $0; $0; $21,345; $0; $0)	—	—
Total Liabilities	**400**	**37,866**
NET ASSETS	**$275,599**	**$1,247,082**
Net assets consist of:		
Paid-in capital	$164,277	$1,131,424
Undistributed/(overdistributed) net investment income	39	218
Accumulated net realized gain/(loss)	17,418	100,502
Unrealized appreciation/(depreciation) of investments, swap agreements, written options, foreign currency, investments sold short and translation of assets and liabilities in foreign currencies	93,865	14,938
Unrealized appreciation/(depreciation) of futures and foreign forward currency contracts	—	—
	$275,599	$1,247,082
Shares of beneficial interest	11,373	71,013
Net asset value, offering and redemption price per share	$ 24.23	$ 17.56

* Including repurchase agreements and short-term investments.

The accompanying notes are an integral part of the financial statements.

34

Harbor Capital Appreciation	Harbor International II	Harbor International	Harbor Value	Harbor Bond	Harbor Short Duration	Harbor Money Market
$8,006,608	**$115,612**	**$2,932,560**	**$142,187**	**$1,114,437**	**$133,951**	**$105,646**
$9,345,478	$123,754	$4,805,302	$144,587	$1,076,194	$109,835	$104,679
—	—	—	146	26,071	24,309	967
1	2,743	1	—	3,565	—	1
—	—	—	12,933	—	—	—
—	106	3,011	—	16	—	—
114,293	1,037	68	4,019	68,757	—	—
19,217	2,421	16,715	390	4,071	47	300
926	12	7,643	184	—	—	—
71	—	258	—	7,163	373	804
—	—	—	268	6	3	—
—	—	—	—	4	—	—
—	3	—	—	—	—	—
—	231	8,236	—	—	—	—
10	5	10	67	50	9	2
9,479,996	**130,312**	**4,841,244**	**162,594**	**1,185,897**	**134,576**	**106,753**
365,675	2,424	69	1,661	443,740	4,000	—
9,353	951	5,200	780	1,220	5,385	793
—	—	—	—	—	7	40
—	—	—	12,112	—	—	—
—	—	—	—	318	126	—
—	—	—	—	785	—	—
—	—	—	—	298	—	—
—	—	—	—	193	—	—
—	—	—	24	—	—	—
4,289	66	3,371	63	285	22	13
22	—	13	—	2	—	—
198	9	146	7	27	1	14
142	36	2,170	332	33	3	—
—	—	—	—	21,741	—	—
379,679	**3,486**	**10,969**	**14,979**	**468,642**	**9,544**	**860**
$9,100,317	**$126,826**	**$4,830,275**	**$147,615**	**$ 717,255**	**$125,032**	**$105,893**
$6,666,382	$112,349	$2,445,343	$146,159	$ 731,994	$150,642	$105,895
—	13	50,361	47	2,316	61	—
1,095,064	6,350	462,897	(69)	(3,621)	(25,905)	(2)
1,338,871	8,114	1,871,674	2,171	(13,971)	214	—
—	—	—	(693)	537	20	—
$9,100,317	$126,826	$4,830,275	$147,615	$ 717,255	$125,032	$105,893
188,957	8,880	124,320	10,632	65,199	14,694	105,893
$ 48.16	$ 14.28	$ 38.85	$ 13.88	$ 11.00	$ 8.51	$ 1.00

Harbor Fund
STATEMENT OF OPERATIONS—Year Ended October 31, 2000

(All Amounts in Thousands)

	Harbor Growth	Harbor International Growth
Investment Income:		
Dividends	$ 59	$ 14,096
Interest	2,239	2,751
Foreign taxes withheld	—	(1,955)
Total Investment Income	**2,298**	**14,892**
Operating Expenses:		
Investment advisory fees	1,926	11,241
Shareholder communications	29	81
Custodian fees	45	1,453
Transfer agent fees	180	473
Professional fees	39	59
Trustees' fees and expenses	2	16
Registration fees	25	77
Amortization of organization costs	—	—
Insurance	3	6
Miscellaneous	12	23
Total operating expenses	2,261	13,429
Advisory fee waived	—	—
Other expense reimbursements and reductions	(9)	(48)
Net operating expenses	2,252	13,381
Dividend expense on investments sold short	—	—
Net Investment Income/(Loss)	**46**	**1,511**
Realized and Unrealized Gain/(Loss) on Investment Transactions:		
Net realized gain/(loss) on:		
Investments	20,777	147,960
Foreign currency transactions	—	(1,000)
Investments sold short	—	—
Swap agreements	—	—
Futures contracts	—	—
Written options	—	—
Change in net unrealized appreciation/(depreciation) on:		
Investments, foreign currency, written options and investments sold short	40,500	(142,082)
Swap agreements	—	—
Futures contracts	—	—
Foreign forward currency contracts	—	—
Translation of assets and liabilities in foreign currencies	—	(131)
Net gain/(loss) on investment transactions	61,277	4,747
Net increase in net assets resulting from operations	**$61,323**	**$ 6,258**

The accompanying notes are an integral part of the financial statements.

Harbor Capital Appreciation	Harbor International II	Harbor International	Harbor Value	Harbor Bond	Harbor Short Duration	Harbor Money Market
$ 31,187	$ 2,468	$ 129,316	$3,457	$ —	$ —	$ —
20,363	138	11,159	928	42,851	11,367	6,269
(450)	(354)	(17,228)	—	(3)	—	—
51,100	**2,252**	**123,247**	**4,385**	**42,848**	**11,367**	**6,269**
53,081	955	45,279	881	4,441	725	299
408	14	313	12	62	3	23
742	151	4,580	104	145	40	28
2,254	97	1,843	93	328	17	170
135	46	97	38	62	57	26
93	1	53	1	6	2	—
257	27	16	26	73	34	35
—	4	—	—	—	—	—
11	3	13	3	5	3	2
70	11	52	12	16	12	11
57,051	1,309	52,246	1,170	5,138	893	594
—	(129)	(3,396)	—	(1,334)	(361)	(120)
(187)	(7)	(61)	(3)	(17)	(28)	(9)
56,864	1,173	48,789	1,167	3,787	504	465
—	—	—	236	—	—	—
(5,764)	**1,079**	**74,458**	**2,982**	**39,061**	**10,863**	**5,804**
1,254,783	9,289	528,844	1,585	5,480	(943)	7
—	229	(4,180)	—	(5,164)	—	—
—	—	—	437	1,864	—	—
—	—	—	—	368	—	—
—	75	—	706	(10)	(566)	—
—	—	—	—	1,045	(43)	—
(601,183)	(2,057)	(368,787)	(837)	1,040	888	—
—	—	—	—	(595)	—	—
—	—	—	(915)	440	88	—
—	—	—	—	(207)	—	—
—	21	424	—	(691)	—	—
653,600	7,557	156,301	976	3,570	(576)	7
$ 647,836	**$ 8,636**	**$ 230,759**	**$3,958**	**$42,631**	**$10,287**	**$5,811**

Harbor Fund
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

	Harbor Growth		Harbor International Growth		Harbor Capital Appreciation		Harbor International II	
	November 1, 1999 through October 31, 2000	November 1, 1998 through October 31, 1999	November 1, 1999 through October 31, 2000	November 1, 1998 through October 31, 1999	November 1, 1999 through October 31, 2000	November 1, 1998 through October 31, 1999	November 1, 1999 through October 31, 2000	November 1, 1998 through October 31, 1999
Increase/(Decrease) in Net Assets:								
Operations:								
Net investment income/(loss)	$ 46	$ (572)	$ 1,511	$ 10,391	$ (5,764)	$ (2,903)	$ 1,079	$ 1,587
Net realized gain/(loss) on investments, foreign currency transactions, investments sold short, swap agreements, futures contracts and written options	20,777	11,014	146,960	99,609	1,254,783	742,363	9,593	13,307
Net unrealized appreciation/(depreciation) of investments, written options, investments sold short, swap agreements, futures contracts, forward foreign currency contracts and translation of assets and liabilities in foreign currencies	40,500	51,584	(142,213)	(19,524)	(601,183)	1,215,136	(2,036)	10,367
Net increase in net assets resulting from operations	**61,323**	**62,026**	**6,258**	**90,476**	**647,836**	**1,954,596**	**8,636**	**25,261**
Distributions to shareholders:								
Net investment income	—	—	(9,899)	(7,338)	—	(7,562)	(1,349)	(1,621)
Net realized gain on investments	(10,441)	(8,237)	(98,795)	(18,126)	(660,216)	(264,694)	(4,991)	—
Total distributions to shareholders	**(10,441)**	**(8,237)**	**(108,694)**	**(25,464)**	**(660,216)**	**(272,256)**	**(6,340)**	**(1,621)**
Capital share transactions:								
Net proceeds from sale of shares	153,456	30,066	597,417	480,682	3,522,668	2,000,011	102,142	63,196
Net asset value of shares issued in connection with reinvestment of:								
Dividends from net investment income	—	—	8,659	6,331	—	6,770	1,258	1,537
Distributions from net realized gain on investments	10,293	7,785	94,385	17,189	619,790	242,192	4,739	—
Cost of shares reacquired	(84,281)	(34,421)	(733,456)	(364,953)	(1,514,562)	(1,280,110)	(98,400)	(86,251)
Net increase/(decrease) derived from capital transactions	**79,468**	**3,430**	**(32,995)**	**139,249**	**2,627,896**	**968,863**	**9,739**	**(21,518)**
Net increase/(decrease) in net assets	130,350	57,219	(135,431)	204,261	2,615,516	2,651,203	12,035	2,122
Net assets:								
Beginning of period	145,249	88,030	1,382,513	1,178,252	6,484,801	3,833,598	114,791	112,669
End of period *	**$275,599**	**$145,249**	**$1,247,082**	**$1,382,513**	**$9,100,317**	**$6,484,801**	**$126,826**	**$114,791**
Number of Capital Shares:								
Sold	6,092	2,152	29,877	25,299	67,564	47,912	6,768	4,982
Reinvested in payment of investment income dividends	—	—	409	322	—	177	87	126
Reinvested in payment of capital gain distributions	475	648	4,459	876	12,613	6,332	326	—
Reacquired	(3,484)	(2,657)	(36,012)	(19,407)	(29,438)	(30,604)	(6,598)	(6,816)
Net increase/(decrease) in shares outstanding	3,083	143	(1,267)	7,090	50,739	23,817	583	(1,708)
Outstanding:								
Beginning of period	8,290	8,147	72,280	65,190	138,218	114,401	8,297	10,005
End of period	11,373	8,290	71,013	72,280	188,957	138,218	8,880	8,297
*Includes undistributed/(over-distributed) net investment income of:	$ 39	$ —	$ 218	$ 9,896	$ —	$ —	$ 13	$ 1,330

The accompanying notes are an integral part of the financial statements.

	Harbor International		Harbor Value		Harbor Bond		Harbor Short Duration		Harbor Money Market	
	November 1, 1999 through October 31, 2000	November 1, 1998 through October 31, 1999	November 1, 1999 through October 31, 2000	November 1, 1998 through October 31, 1999	November 1, 1999 through October 31, 2000	November 1, 1998 through October 31, 1999	November 1, 1999 through October 31, 2000	November 1, 1998 through October 31, 1999	November 1, 1999 through October 31, 2000	November 1, 1998 through October 31, 1999
	$ 74,458	$ 88,209	$ 2,982	$ 2,856	$ 39,061	$ 30,440	$ 10,863	$ 11,151	$ 5,804	$ 4,494
	524,664	370,001	2,728	17,727	3,583	(11,903)	(1,552)	(1,844)	7	(9)
	(368,363)	442,102	(1,752)	3,794	(13)	(14,459)	976	(1,583)	—	—
	230,759	900,312	3,958	24,377	42,631	4,078	10,287	7,724	5,811	4,485
	(84,210)	(78,627)	(3,157)	(2,716)	(33,143)	(28,478)	(11,343)	(10,735)	(5,811)	(4,485)
	(371,384)	(312,498)	(15,960)	(17,840)	—	(21,226)	—	—	—	—
	(455,594)	(391,125)	(19,117)	(20,556)	(33,143)	(49,704)	(11,343)	(10,735)	(5,811)	(4,485)
	487,519	401,642	38,950	35,686	255,323	326,113	311,299	219,523	126,557	124,631
	71,586	65,949	3,063	2,561	28,899	24,008	11,254	10,652	5,577	4,247
	344,123	279,571	15,544	16,912	—	18,749	—	—	—	—
	(1,209,142)	(983,726)	(52,165)	(72,066)	(203,635)	(169,085)	(447,907)	(192,966)	(123,506)	(131,889)
	(305,914)	(236,564)	5,392	(16,907)	80,587	199,785	(125,354)	37,209	8,628	(3,011)
	(530,749)	272,623	(9,767)	(13,086)	90,075	154,159	(126,410)	34,198	8,628	(3,011)
	5,361,024	5,088,401	157,382	170,468	627,180	473,021	251,442	217,244	97,265	100,276
	$ 4,830,275	$ 5,361,024	$ 147,615	$ 157,382	$ 717,255	$ 627,180	$ 125,032	$ 251,442	$ 105,893	$ 97,265
	12,029	10,432	2,919	2,299	23,549	29,142	36,609	25,518	126,557	124,631
	1,770	1,781	231	172	2,682	2,189	1,326	1,240	5,577	4,247
	8,510	7,552	1,179	1,182	—	1,667	—	—	—	—
	(29,830)	(25,575)	(3,916)	(4,644)	(18,861)	(15,202)	(52,625)	(22,376)	(123,506)	(131,889)
	(7,521)	(5,810)	413	(991)	7,370	17,796	(14,690)	4,382	8,628	(3,011)
	131,841	137,651	10,219	11,210	57,829	40,033	29,384	25,002	97,265	100,276
	124,320	131,841	10,632	10,219	65,199	57,829	14,694	29,384	105,893	97,265
	$ 50,361	$ 75,231	$ 47	$ 372	$ 2,316	$ 2,285	$ 61	$ 541	$ —	$ 56

Harbor Fund Financial Highlights
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

| | | Income From Investment Operations | | | Less Distributions | | |
Year/Period Ended	Net Asset Value Beginning of Period	Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Written Options, Swap Agreements, Investments Sold Short and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[d]	In Excess of Net Investment Income
HARBOR GROWTH FUND[1]							
October 31, 2000	$17.52	$ —	$ 7.90	$ 7.90	$ —	$(1.19)	$ —
October 31, 1999	10.81	(.07)	7.85	7.78	—	(1.07)	—
October 31, 1998	14.20	(.04)	(1.07)	(1.11)	—	(2.28)	—
October 31, 1997	16.00	—	2.30	2.30	—	(4.10)	—
October 31, 1996	15.73	(.08)[e]	2.20	2.12	—	(1.85)	—
HARBOR INTERNATIONAL GROWTH FUND							
October 31, 2000	$19.13	$ .01	$ (.06)	$ (.05)	$(.14)	$(1.38)	$ —
October 31, 1999	18.07	.14	1.30	1.44	(.11)	(.27)	—
October 31, 1998	16.15	.11	2.52	2.63	(.12)	(.59)	—
October 31, 1997	15.35	.12	1.12	1.24	(.08)	(.36)	—
October 31, 1996	12.10	.14[e]	3.22	3.36	(.11)	—	—
HARBOR CAPITAL APPRECIATION FUND							
October 31, 2000	$46.92	$ —	$ 5.84	$ 5.84	$ —	$(4.60)	$ —
October 31, 1999	33.51	(.02)	15.78	15.76	(.07)	(2.28)	—
October 31, 1998	34.01	.07	4.35	4.42	(.07)	(4.85)	—
October 31, 1997	25.88	.06	8.95	9.01	(.02)	(.86)	—
October 31, 1996	23.20	.02	3.00	3.02	(.03)	(.31)	—
HARBOR INTERNATIONAL FUND II							
October 31, 2000	$13.83	$ .01[c]	$ 1.23	$ 1.24	$(.17)	$ (.62)	$ —
October 31, 1999	11.26	.18[c]	2.54	2.72	(.15)	—	—
October 31, 1998	12.14	.12[c]	(.37)	(.25)	(.10)	(.53)	—
October 31, 1997	10.47	.10[c]	1.63	1.73	(.02)	(.04)	—
October 31, 1996[2]	10.00	.01[c]	.46	.47	—	—	—
HARBOR INTERNATIONAL FUND							
October 31, 2000	$40.66	$ .48[c]	$ 1.22	$ 1.70	$(.65)	$(2.86)	$ —
October 31, 1999	36.97	.67[c]	5.90	6.57	(.58)	(2.30)	—
October 31, 1998	35.84	.51[c]	1.92	2.43	(.40)	(.90)	—
October 31, 1997	31.21	.41[c]	5.44	5.85	(.42)	(.80)	—
October 31, 1996	26.93	.41[c]	4.41	4.82	(.41)	(.13)	—
HARBOR VALUE FUND							
October 31, 2000	$15.40	$ .27	$ .08	$ .35	$(.30)	$(1.57)	$ —
October 31, 1999	15.21	.27	1.80	2.07	(.25)	(1.63)	—
October 31, 1998	18.17	.27	.79	1.06	(.28)	(3.74)	—
October 31, 1997	16.04	.34	4.13	4.47	(.34)	(2.00)	—
October 31, 1996	14.57	.40	2.74	3.14	(.40)	(1.27)	—

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[3]	Ratio of Adviser or Subadviser Fees Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$(1.19)	$24.23	45.92%	$ 275,599	.88%	—%	.87%	—%	.02%	12.64%
(1.07)	17.52	76.51	145,249	.90	—	.90	—	(.54)	13.05
(2.28)	10.81	(8.73)	88,030	1.00	—	1.00	—	(.30)	23.40
(4.10)	14.20	18.64	104,568	1.12	—	1.12	—	(.47)	147.37
(1.85)	16.00	14.84	113,511	.93	—	.92	—	(.50)	87.97
$(1.52)	$17.56	(1.58)%	$1,247,082	.89%	—%	.89%	—%	.10%	102.56%
(.38)	19.13	7.87	1,382,513	.91	—	.91	—	.78	48.34
(.71)	18.07	16.96	1,178,252	.96	—	.96	—	.62	85.15
(.44)	16.15	8.13	918,950	1.02	—	1.02	—	.91	76.19
(.11)	15.35	27.86	478,969	1.11	—	1.10	—	.99	55.17
$(4.60)	$48.16	12.26%	$9,100,317	.64%	—%	.64%	—%	(.07)%	85.66%
(2.35)	46.92	48.59	6,484,801	.66	—	.66	—	(.05)	68.14
(4.92)	33.51	15.72	3,833,598	.68	—	.68	—	.24	69.56
(.88)	34.01	35.73	2,798,404	.70	—	.70	—	.23	72.80
(.34)	25.88	13.22	1,583,215	.75	—	.75	—	.11	73.69
$ (.79)	$14.28	8.81%[f]	$ 126,826	.93%[c]	.10%	.92%	—%	.85%[c]	64.93%
(.15)	13.83	24.37[f]	114,791	.92[c]	.10	.92	—	1.36[c]	51.84
(.63)	11.26	(1.98)[f]	112,669	1.15[c]	.10	1.15	—	.86[c]	70.34
(.06)	12.14	16.64[f]	134,957	.99[c]	.20	.98	—	1.33[c]	57.61
—	10.47	4.70[b,f]	12,573	1.46[a,c]	.26[a]	1.44[a]	—	.40[a,c]	2.61[a]
$(3.51)	$38.85	3.74%[f]	$4,830,275	.92%[c]	.06%	.92%	—%	1.40%[c]	10.33%
(2.88)	40.66	18.54[f]	5,361,024	.92[c]	.06	.92	—	1.65[c]	4.01
(1.30)	36.97	6.97[f]	5,088,401	.94[c]	.06	.94	—	1.27[c]	13.66
(1.22)	35.84	19.26[f]	5,090,048	.97[c]	.05	.97	—	1.20[c]	6.39
(.54)	31.21	18.17[f]	4,030,127	.99[c]	.05	.99	—	1.42[c]	9.73
$(1.87)	$13.88	3.07%	$ 147,615	.80%	—%	.80%	.16%[g]	2.05%	105.92%
(1.88)	15.40	14.60	157,382	.76	—	.76	—	1.65	110.21
(4.02)	15.21	6.69	170,468	.79	—	.79	—	1.67	113.55
(2.34)	18.17	31.08	161,359	.83	—	.83	—	1.98	145.85
(1.67)	16.04	23.08	112,109	.83	—	.83	—	2.65	132.39

See page 43 for notes to the Financial Highlights.

41

Harbor Fund Financial Highlights—Continued
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

Year/Period Ended	Net Asset Value Beginning of Period	Income From Investment Operations			Less Distributions		
		Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Written Options, Swap Agreements, Investments Sold Short and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[d]	In Excess of Net Investment Income
HARBOR BOND FUND							
October 31, 2000	$10.85	$.57[c]	$ .15	$ .72	$(.57)	$ —	$ —
October 31, 1999	11.82	.58[c]	(.49)	.09	(.55)	(.51)	—
October 31, 1998	11.57	.61[c]	.53	1.14	(.66)	(.23)	—
October 31, 1997	11.28	.68[c]	.30	.98	(.69)	—	—
October 31, 1996	11.21	.72[c]	.09	.81	(.74)	—	—
HARBOR SHORT DURATION FUND							
October 31, 2000	$ 8.56	$.55[c]	$(.04)	$ .51	$(.56)	$ —	$ —
October 31, 1999	8.69	.46[c]	(.15)	.31	(.44)	—	—
October 31, 1998	8.66	.48[c]	.09	.57	(.54)	—	—
October 31, 1997	8.79	.45[c,e]	.01	.46	(.59)	—	—
October 31, 1996	8.82	.63[c]	(.02)	.61	(.60)	—	(.04)
HARBOR MONEY MARKET FUND							
October 31, 2000	$ 1.00	$.06[c]	$ —	$ .06	$(.06)	$ —	$ —
October 31, 1999	1.00	.05[c]	—	.05	(.05)	—	—
October 31, 1998	1.00	.05[c]	—	.05	(.05)	—	—
October 31, 1997	1.00	.02[c]	—	.02	(.02)	—	—
October 31, 1996	1.00	.05[c]	—	.05	(.05)	—	—

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[3]	Ratio of Adviser or Subadviser Fees Not Imposed to Average Net Assets(%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets(%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$ (.57)	$11.00	6.95%[f]	$717,255	.60%[c]	.21%	.60%	—%	6.16%[c]	494.12%
(1.06)	10.85	0.85[f]	627,180	.61[c]	.21	.60	—	5.35[c]	271.14
(.89)	11.82	10.33[f]	473,021	.65[c]	.22	.65	—	5.41[c]	278.06
(.69)	11.57	8.96[f]	362,594	.67[c]	.23	.67	—	6.04[c]	252.37
(.74)	11.28	7.56[f]	279,849	.70[c]	.24	.70	—	6.40[c]	192.64
$ (.56)	$ 8.51	6.21%[f]	$125,032	.29%[c]	.20%	.28%	—%	6.00%[c]	477.75%
(.44)	8.56	3.68[f]	251,442	.28[c]	.20	.28	—	5.36[c]	577.88
(.54)	8.69	6.81[f]	217,244	.36[c]	.20	.36	—	5.51[c]	726.92
(.59)	8.66	5.48[f]	162,476	.38[c]	.20	.36	.64[h]	5.14[c]	1,518.68
(.64)	8.79	7.24[f]	182,292	.35[c]	.20	.33	1.26[h]	6.84[c]	1,277.82
$ (.06)	$ 1.00	5.99%[f]	$105,893	.48%[c]	.12%	.47%	—%	5.88%[c]	N/A
(.05)	1.00	4.82[f]	97,265	.46[c]	.12	.46	—	4.73[c]	N/A
(.05)	1.00	5.20[f]	100,276	.57[c]	.12	.57	—	5.08[c]	N/A
(.02)	1.00	5.11[f]	73,540	.63[c]	.12	.62	—	4.97[c]	N/A
(.05)	1.00	5.08[f]	65,991	.64[c]	.12	.64	—	4.85[c]	N/A

1 Effective May 2, 1997, Harbor Growth Fund appointed Emerging Growth Advisors, Inc. as its Subadviser.
2 For the period June 1, 1996 (commencement of operations) through October 31, 1996.
3 Percentage does not reflect reduction for credit balance arrangements.
a Annualized.
b Unannualized.
c Reflects the Adviser's or Subadviser's agreement not to impose all or a portion of its management fees.
d Includes both short-term and long-term capital gains.
e Based on monthly average of shares outstanding during the fiscal year.
f The total returns would have been lower had certain expenses not been waived during the periods shown.
g Dividend expense from investments sold short.
h Interest expense from investments sold short.

NOTE 1—ORGANIZATIONAL MATTERS

Harbor Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-ended investment company, consisting of a series of nine diversified investment portfolios (each series a "Fund", collectively, the "Funds"), each of which is represented by a separate series of shares of beneficial interest and having an unlimited number of shares authorized. As of October 31, 2000, the Trust consisted of the following funds: Harbor Growth Fund, Harbor International Growth Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Value Fund, Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The policies are in conformity with generally accepted accounting principles for investment companies.

Security Valuation

Equity securities are valued at the last sale price on an exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") system or, in the case of unlisted securities or listed securities for which there were no sales on the valuation day, the mean between the closing bid and asked price. Securities listed or traded on foreign exchanges are valued at the last sale price on that exchange on the valuation day, or if no sale occurs, at the official bid price (both the last sale price and official bid price are determined as of the close of the London Foreign Exchange).

Except for Harbor Money Market Fund, debt securities, other than short-term securities with a remaining maturity of less than sixty days, are valued at prices furnished by a pricing service, or as otherwise described below, selected by the Adviser, which determines valuation for normal institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Short-term securities with a remaining maturity of less than sixty days are stated at amortized cost which approximates value. Open futures contracts are valued based on the last sale price on the exchange on which such futures are principally traded.

Securities for which there are no such prices or for which prices are deemed by the Adviser or Subadviser not to be representative of market values, are valued at their fair value as determined in good faith under consistently applied procedures established by and under the supervision of the Board of Trustees. The actual calculation of fair market value may be done by others including the Adviser and Subadviser.

Securities of the Harbor Money Market Fund are valued utilizing the amortized cost method as set forth in Rule 2a-7 under the Investment Company Act of 1940, as amended, and the Fund's Rule 2a-7 procedures.

Futures Contracts

A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract, a Fund is required to pledge to the broker an amount of cash, U.S. government securities or other liquid securities equal to the minimum "initial margin" requirements of the exchange. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin," and are recorded by the Fund as unrealized gains or losses. When the contract is closed or expired, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may use futures contracts to manage its exposure to the stock and bond markets and to fluctuations in currency values. Futures contracts tend to increase or decrease the Fund's exposure to the underlying instrument or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts or if the counterparties do not perform under the contracts' terms. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited. See Portfolio of Investments for open futures contracts held as of October 31, 2000.

Options

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may use option contracts to manage its exposure to the stock and bond markets and to fluctuations in interest rates and currency values. Option contracts tend to increase or decrease the Fund's exposure to the underlying instrument, or hedge other fund investments.

When a Fund purchases an option, the premium paid by the Fund is included in the Fund's Statement of Assets and Liabilities as an investment and subsequently "marked-to-market" to reflect the option's current market value. Purchased options are valued at the last sale price on the market on which they are principally traded. If the purchased option expires, the Fund realizes a loss in the amount of the premium. If the Fund enters into a closing sale transaction, it realizes a gain or loss, depending on whether the proceeds from the sale are greater or less than the cost of the option. If the Fund exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Fund exercises a put option, it realizes a gain or loss from the sale of the underlying security and the proceeds from such sale are decreased by the premium originally paid. The risk associated with purchasing options is limited to the premium originally paid.

When a Fund writes an option, the premium received by the Fund is presented in the Fund's Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. Written options are valued at the last sale price or, in the absence of a sale, the last offering price on the market on which it is principally traded. If an option expires on its stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the amount of the premium originally received reduces the cost of the security which the Fund purchases upon exercise of the option.

The risk in writing a call option is that the Fund relinquishes the opportunity to profit if the market price of the underlying security increases and the option is exercised. In writing a put option, the Fund assumes the risk of incurring a loss if the market price of the underlying security decreases and the option is exercised. In addition, there is a risk the Fund may not be able to enter into a closing transaction because of an illiquid secondary market, or if the counterparties do not perform under the contracts' terms. See Note 3 for all outstanding written options as of October 31, 2000.

Swap Agreements

To the extent permitted under their respective investment policies, Harbor Bond Fund and Harbor Short Duration Fund may invest in swap agreements which involve the exchange of cash payments based on the specified terms and conditions of such agreements. A swap is an agreement to exchange the return generated by one investment for the return generated by another instrument. The value of each swap is determined by the counterparty to the swap agreement using a methodology which discounts the expected future cash receipts or disbursements related to the swap. The Fund may also enter into interest rate swap agreements which involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, (e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal). Interest rate

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

swaps are "marked-to-market" daily. Unrealized gains or losses are reported as an asset or a liability in the Statement of Assets and Liabilities. The cash paid or received on a swap is recognized as a realized loss or gain when such a payment is paid or received.

Entering into swap agreements involves, to varying degrees, elements of credit risk, market risk, and interest rate risk in excess of the amount recognized in the Statement of Assets and Liabilities. Such risks involve the possibility that there is not a liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform and that there may be unfavorable changes in market conditions or interest rates.

TBA/When-Issued Purchase Commitments

Harbor Bond Fund may enter into TBA (to be announced) and when-issued purchase commitments to purchase securities for a fixed unit price at a future date beyond customary settlement time. Although the unit price for a TBA has been established, the principal value has not been finalized. However, the amount of the commitment will not fluctuate more than 2.0% from the principal amount. The price of a when-issued security and the date when the security will be delivered and paid for are fixed at the time the transaction is negotiated.

The Fund holds, and maintains until the settlement date, cash or liquid securities in an amount sufficient to meet the purchase price. TBA and when-issued purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the Fund's other assets. Risks may also arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts. Unsettled TBA and when-issued purchase commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above.

Although the Fund will generally enter into TBA and when-issued purchase commitments with the intention of acquiring securities for its portfolio, a Fund may dispose of a commitment prior to settlement if the Fund's Subadviser deems it appropriate to do so.

TBA Sale Commitments

Harbor Bond Fund may enter into TBA sale commitments to hedge portfolio positions or to sell mortgage-backed securities owned under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date.

Unsettled TBA sale commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above. The contract is "marked-to-market" daily and the change in market value is recorded by the Fund as an unrealized gain and loss. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the Fund realizes a gain or loss on the commitment without regard to any unrealized gain or loss on the underlying security. If the Fund delivers securities under the commitment, the Fund realizes a gain or loss from the sale of the securities based upon the unit price established at the date on which the commitment was entered.

Short Sales

Harbor Value Fund, Harbor Bond Fund and Harbor Short Duration Fund may engage in short-selling which obligates the Fund to replace the security borrowed by purchasing it at the market price at the time of replacement. Until the security is replaced, the Fund is required to pay to the lender any accrued interest or dividends and may be required to pay a premium. The Fund would realize a gain if the security declines in price between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund would incur a loss as a result of the short sale if the price of the security increases between those dates. Until the Fund replaces the borrowed security, it will maintain a segregated account of cash or liquid

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

securities with its custodian sufficient to cover its short position. Short sales involve the risk of an unlimited increase in the market price of a security.

Foreign Forward Currency Contracts

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may enter into forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. A foreign forward currency contract is an agreement between two parties to buy and sell currencies at a set price on a future date. The U.S. dollar value of the contracts is determined using forward currency exchange rates supplied by a pricing service. The contract is "marked-to-market" daily and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value on the open and close date. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contract's terms. The maximum potential loss from such contracts is the aggregate face value in U.S. dollars at the time the contract was opened; however, management of the Fund believes the likelihood of such loss is remote.

Foreign Currency Translations

The accounting records of the Funds are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars based on the current exchange rates at period end. Purchases and sales of securities are translated into U.S. dollars at the current exchange rate on the respective dates of the transaction. Income and withholding taxes are translated at the prevailing exchange rate when accrued or incurred.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of foreign forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of investment income accrued and tax reclaims receivable and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not isolated in the Statement of Operations from the effects of changes in market prices of these securities. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Repurchase Agreements

Each Fund may enter into repurchase agreements with certain banks and broker dealers whereby the Fund acquires a security for cash and obtains a simultaneous commitment from the seller to repurchase the security at an agreed upon price and date. The Trust's custodian takes possession through the federal book-entry system of securities collateralizing repurchase agreements. The value of the underlying assets at the time of purchase is required to be at least equal to the repurchase price to protect the Fund in the event of default by the seller.

Securities Transactions

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains or losses on security transactions are determined on the basis of identified cost for both federal income tax and financial reporting purposes.

Investment Income

Dividends declared are accrued on the ex-dividend date. For Harbor International Growth Fund, Harbor International Fund II and Harbor International Fund, certain dividends are recorded after the ex-dividend date, but as soon as the Fund is notified of such dividends. Interest income is accrued daily as earned. Discounts and premiums on fixed income securities purchased are amortized over the life of the respective securities using the effective yield method.

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

Distribution to Shareholders

Distributions are recorded on the ex-dividend date.

Expenses

Expenses incurred by the Trust with respect to any two or more Funds are allocated in proportion to the net assets of each Fund, except where allocations of direct expense to each Fund can be otherwise fairly made.

Deferred Organization Costs

Certain costs incurred by Harbor International Fund II in connection with its organization and its registration with the Securities and Exchange Commission and with various states aggregated approximately $21. These costs are being amortized on a straight-line basis over a five-year period from the commencement of operations of the Fund.

Federal Taxes

Each Fund is treated as a separate entity for federal tax purposes. Each Fund's policy is to meet the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income within the prescribed time. It is also the intention of each Fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation of securities held or excise tax on income and capital gains.

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS

Purchases and sales of investments, other than short-term securities, for each Fund for the year ended October 31, 2000 were as follows:

	Purchases		Sales	
Fund	**U.S. Government**	**Other**	**U.S. Government**	**Other**
Harbor Growth Fund	$ —	$ 79,001	$ —	$ 28,543
Harbor International Growth Fund	—	1,481,824	—	1,607,416
Harbor Capital Appreciation Fund	—	9,302,111	—	7,258,709
Harbor International Fund II	—	84,949	—	79,115
Harbor International Fund	—	577,835	—	1,066,039
Harbor Value Fund	—	138,728	—	144,124
Harbor Bond Fund	4,025,025	213,873	3,720,957	196,638
Harbor Short Duration Fund	679,353	106,788	733,083	109,595

The Funds may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS—Continued

Redemption In-Kind Transactions

For the year ended October 31, 2000, Harbor Capital Appreciation Fund realized gains of $42,036 from in-kind redemptions of Fund shares.

Written Options

Transactions in written options for the year ended October 31, 2000 are summarized as follows:

	Options Written Eurodollar Futures		Options Written Euro Futures		Options Written U.S. Dollar	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Harbor Bond Fund						
Options outstanding at beginning of year	293	E$ 733	—	€ —	—	$ —
Options opened	1,135	2,838	6,400,000	6,400	6,400,000	6,400
Options closed/expired	(854)	(2,135)	(6,400,000)	(6,400)	(6,400,000)	(6,400)
Open at 10/31/2000	574	E$ 1,436	—	€ —	—	$ —

	Options Written Federal Home Loan Mortgage Corp.		Options Written U.S. Treasury Futures	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Harbor Bond Fund				
Options outstanding at beginning of year	180	$ 18,000	773	$ 773
Options opened	—	—	3,193	3,193
Options closed/expired	(180)	(18,000)	(3,453)	(3,453)
Open at 10/31/2000	—	$ —	513	$ 513

	Options Written Japanese Yen Futures		Options Written Swap Options*	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Harbor Bond Fund				
Options outstanding at beginning of year	—	¥ —	—	¥ —
Options opened	1,808	188,000	424,400,263	450,700
Options closed/expired	(1,800)	(180,000)	(24,400,263)	(50,700)
Open at 10/31/2000	8	¥ 8,000	400,000,000	¥400,000

	Options Written Eurodollar Futures	
	Number of Contracts	Aggregate Face Value
Harbor Short Duration Fund		
Options outstanding at beginning of year	—	E$ —
Options opened	675	1,688
Options closed/expired	(225)	(563)
Open at 10/31/2000	450	E$1,125

* Swap Option transactions were in U.S.$ and Japanese Yen (¥) with Japanese Yen outstanding at year end.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser

Harbor Capital Advisors, Inc. ("Harbor Capital"), an indirect wholly-owned subsidiary of Owens-Illinois, Inc., is the Trust's Investment Adviser and is also responsible for administrative and other services. Separate advisory agreements for each Fund were in effect during the year ended October 31, 2000. The agreements provide for fees based on an annual percentage rate of average daily net assets as follows:

Fund	Annual Percentage Rate	Fees Earned
Harbor Growth Fund	0.75%	$ 1,926
Harbor International Growth Fund	0.75	11,241
Harbor Capital Appreciation Fund	0.60	53,081
Harbor International Fund II	0.75	955
Harbor International Fund	0.85	45,279
Harbor Value Fund	0.60	881
Harbor Bond Fund	0.70	4,441
Harbor Short Duration Fund	0.40	725
Harbor Money Market Fund	0.30	299

Harbor Capital has from time to time agreed not to impose all or a portion of its advisory fees and bear a portion of the expenses incurred in the operation of certain Funds in order to limit Fund expenses. During the year ended October 31, 2000, Harbor Capital agreed not to impose advisory fees of $129, $3,396, $1,334, $361 and $120 relating to Harbor International Fund II, Harbor International Fund, Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund, respectively.

The Trust reimburses Harbor Capital for certain legal expenses incurred by Harbor Capital with respect to the Trust. Such amounts aggregated $44 for the year ended October 31, 2000.

Distributor

HCA Securities, Inc., a wholly-owned subsidiary of Harbor Capital Advisors, Inc., is the distributor for Harbor Fund shares. Harbor Fund does not reimburse the distributor for expenses.

Shareholders

On October 31, 2000, Harbor Capital Advisors, Inc., HCA Securities, Inc., Harbor Transfer, Inc., and various employee benefit plans of Owens-Illinois, Inc. held the following shares of beneficial interest in the Funds:

Fund	Harbor Capital, HCA Securities and Harbor Transfer	Benefit Plans of Owens-Illinois, Inc.
Harbor Growth Fund	36,440	3,749,573
Harbor International Growth Fund	40,354	1,057,028
Harbor Capital Appreciation Fund	1,275	2,816,633
Harbor International Fund II	228,101	212,170
Harbor International Fund	472	1,500,613
Harbor Value Fund	6,748	3,466,078
Harbor Bond Fund	11,242	2,643,275
Harbor Short Duration Fund	313,268	11,866,889
Harbor Money Market Fund	39,326	26,770,427

(Currency in Thousands)

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES—Continued

Transfer Agent

Harbor Transfer, Inc., a wholly-owned subsidiary of Harbor Capital Advisors, Inc., is the shareholder servicing agent for the Funds. Fees incurred for these transfer agent services for the year ended October 31, 2000 totaled $5,455.

"Non-Interested" Trustees

The fees and expenses of the non-interested Trustees allocated to each Fund are shown on each Fund's Statement of Operations. Trustees' fees and expenses for all Funds aggregated $174 for the year ended October 31, 2000.

Custodian

Payments to the custodian have been reduced by balance credits applied to each portfolio for the year ended October 31, 2000. For the Harbor Growth Fund, Harbor International Growth Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Value Fund, Harbor Bond Fund, Harbor Short Duration Fund, and Harbor Money Market Fund the reduction amounted to $9, $48, $187, $7, $61, $3, $17, $28 and $9, respectively. The Funds could have invested a portion of the assets utilized in connection with balance credit arrangements in an income producing asset if the Funds had not entered into such arrangements.

NOTE 5—TAX INFORMATION

The amount and character of income and net realized gains to be distributed are determined in accordance with income tax rules and regulations, which may differ from generally accepted accounting principles. These differences are attributable to permanent book and tax accounting differences. Reclassifications are made to the Funds' capital accounts to reflect income and net realized gains available for distribution (or available capital loss carryovers) under income tax rules and regulations. The calculation of net investment income or loss per share in the Financial Highlights exclude the following amounts reclassified for the year ended October 31, 2000:

Fund	Undistributed Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-In Capital
Harbor Growth Fund	$ (7)	$ (3,359)	$ 3,366
Harbor International Growth Fund	(1,290)	(46,190)	47,480
Harbor Capital Appreciation Fund	5,764	(150,812)	145,048
Harbor International Fund II	(1,047)	(3,142)	4,189
Harbor International Fund	(15,118)	(60,390)	75,508
Harbor Value Fund	(150)	(102)	252
Harbor Bond Fund	(5,887)	5,887	—
Harbor Short Duration Fund	—	—	—
Harbor Money Market Fund	(56)	16	40

At October 31, 2000 Harbor Short Duration Fund had capital loss carryforwards of approximately $24,750, which may be available to offset future realized capital gains, if any; $3,937, $13,538, $1,182, $2,216, $2,223 and $1,654 will expire on October 31, 2001, October 31, 2002, October 31, 2004, October 31, 2005, October 31, 2007 and October 31, 2008, respectively.

At October 31, 2000 Harbor Money Market Fund had a capital loss carryforward of approximately $2, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2007.

The identified cost for federal income tax purposes of investments owned by each Fund (including earned discount on corporate short-term notes and commercial paper) and their respective gross unrealized appreciation and depreciation at

(Currency in Thousands)

NOTE 5—TAX INFORMATION—Continued

October 31, 2000, along with long-term capital gains and the amount of long-term capital gains per share paid on December 31, 1999 were as follows:

Fund	Identified Cost	Gross Unrealized Appreciation	Gross Unrealized (Depreciation)	Net Unrealized Appreciation/ (Depreciation)	Long-Term Capital Gains ($000s)	Long-Term Capital Gains ($ Per Share)
Harbor Growth Fund	$ 180,285	$ 142,729	$ (48,864)	$ 93,865	$ 13,414	$1.534
Harbor International Growth Fund	1,269,472	112,085	(117,749)	(5,664)	114,403	1.595
Harbor Capital Appreciation Fund	8,060,173	1,673,654	(388,349)	1,285,305	752,301	5.244
Harbor International Fund II	115,612	16,827	(8,685)	8,142	6,419	.792
Harbor International Fund	2,932,605	2,046,801	(174,104)	1,872,697	407,516	3.138
Harbor Value Fund	144,990	13,405	(13,662)	(257)	2,155	.212
Harbor Bond Fund	1,121,934	2,896	(22,565)	(19,669)	—	—
Harbor Short Duration Fund	133,951	362	(169)	193	—	—

NOTE 6—CHANGE IN INDEPENDENT AUDITORS

On August 30, 2000, PricewaterhouseCoopers LLP resigned as independent accountants of the Trust. The reports of PricewaterhouseCoopers LLP on the financial statement of the Trust for the prior fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audit for the most recent fiscal year and through August 30, 2000, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their report on the financial statements for such years. The Trust, with the approval of its Board of Trustees, engaged Ernst & Young LLP as independent accountants, effective September 1, 2000.

ADDITIONAL INFORMATION—(Unaudited)

Harbor Value Fund designates 30.14% of its distributions from investment company taxable income for the fiscal year as qualifying for the dividends received deduction for corporate shareholders.

The Form 1099 you receive in January, 2001 for each of the Funds will show the tax status of all distributions paid to your account in calendar year 2000.

(This document must be preceded or accompanied by a Prospectus.)

53



INVESTMENT ADVISER

Harbor Capital Advisors, Inc.
One SeaGate
Toledo, OH 43666

DISTRIBUTOR AND PRINCIPAL UNDERWRITER

HCA Securities, Inc.
One SeaGate
Toledo, OH 43666
(419) 247-2477

SHAREHOLDER SERVICING AGENT

Harbor Transfer, Inc.
P.O. Box 10048
Toledo, Ohio 43699-0048
1-800-422-1050

CUSTODIAN

State Street Bank and Trust Company
P.O. Box 1713
Boston, MA 02105

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

LEGAL COUNSEL

Hale and Dorr LLP
60 State Street
Boston, MA 02109

HARBOR FUND™
One SeaGate
Toledo, Ohio 43666
1-800-422-1050
www.harborfund.com

12/2000/305,500



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